RECENT DEVELOPMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2023
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México
México
(Address of principal executive offices)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐         No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐         No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☒

RECENT DEVELOPMENTS
The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2022 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 28, 2023 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

References in this report to “PEMEX,”, “we,” “us” and “our” are to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), and the subsidiary companies listed in Note 5 to the condensed consolidated interim financial statements included herein.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 30, 2021 (as amended or supplemented from time to time) relating to its U.S.$125,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On August 31, 2023, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 16.8810 = U.S.$1.00.

We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our condensed consolidated interim financial statements included herein, as of and for the three- and six-month periods ended June 30, 2023, at an exchange rate of Ps. 17.0720 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on June 30, 2023. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions

For the six-month period ended June 30, 2023, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps. 17.7 billion (U.S.$1.0 billion) to Petróleos Mexicanos. We used these funds to improve our financial position, fund the rehabilitation of our refineries and continue the construction of the new Olmeca Refinery in Dos Bocas, Paraíso, Tabasco. Between July 1 and August 31, 2023, we received Ps. 70.5 billion (U.S. $4.1 billion) in equity capital contributions from the Mexican Government to strengthen our financial condition. For more information on such equity capital contributions, see Notes 18 and 20 to our condensed consolidated interim financial statements included herein. For more information on other recent support measures implemented by the Mexican Government, see “Liquidity and Capital Resources—Overview— Mexican Government Support” in the Form 20-F.

Selected Financial Data
The selected financial data as of December 31, 2022 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of June 30, 2023 and for the three- and six-month periods ended June 30, 2023 and 2022 is derived from the condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34) and are unaudited.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. Due to our heavy fiscal burden resulting from the payment of hydrocarbons extraction duties and other taxes that we are required to pay to the Mexican Government, the cash flow derived from our operations in recent years has not been sufficient to fund our operations and capital expenditure programs. As a result, our indebtedness has increased significantly and we had a negative working capital as of June 30, 2023 and December 31, 2022, and the Mexican Government has had to financially support us.

For the six-month period ended June 30, 2023, we recognized net income of Ps. 82.2 billion and our total equity (deficit) at June 30, 2023 was Ps. (1,721.2) billion. We had negative working capital of Ps. 517.2 billion as of June 30, 2023 and cash flows from operating activities of Ps. 174.4 billion during the six-month period ended June 30, 2023. We disclose the circumstances that have caused these negative trends and the actions we are taking to address them below.

RECENT DEVELOPMENTS
Our future cash flows, including our ability to refinance debt, are uncertain due to circumstances outside of our control. A sustained decrease in crude oil prices below the budgeted average price for 2023, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

In this report we include selected financial data from our statement of financial position as of June 30, 2023, and from our statement of comprehensive income (loss) and our statement of cash flows for the six-month period ended June 30, 2023. In addition, we include selected financial data from our statement of financial position as of December 31, 2022, as well as the statement of comprehensive income (loss) and the statement of cash flows for the six-month period ended June 30, 2022 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	June 30, (1)				December 31,
	2023		2022		2022
	(millions of pesos)
Statement of Comprehensive Income (Loss) Data
Total revenues	Ps.	832,596	Ps.	1,237,098	Ps.	2,383,388
Operating income	56,492		441,841		445,459
Financing income	8,225		17,305		27,228
Financing cost	74,781		64,247		159,684
Derivative financial instruments income (cost) —net	2,788		(24,509)		(22,863)
Foreign exchange income —net	230,676		81,450		129,690
Net income for the period	82,159		247,649		99,998
Statement of Financial Position Data (end of period)
Cash and cash equivalents	64,115		n.a.		64,415
Total assets	2,125,919		n.a.		2,245,558
Short-term debt and current portion of long-term debt	516,456		n.a.		465,948
Long-term debt, net of current portion	1,370,161		n.a.		1,625,516
Total long-term liabilities	2,851,268		n.a.		3,084,643
Total equity (deficit)	(1,721,218)		n.a.		(1,768,822)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	56,791		69,414		139,772
Acquisition of wells, pipelines, properties, plant and equipment(2)	(119,235)		(123,984)		(305,335)
Note: n.a.= Not applicable.
(1)Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our condensed consolidated interim financial statements included herein.
(2)Includes capitalized financing cost. See Note 13-A to our consolidated financial statements included herein and the Liquidity and Capital Resources section herein.

RECENT DEVELOPMENTS

Source:    PEMEX’s condensed consolidated interim financial statements, as of and for the periods ended June 30, 2023 and 2022, prepared in accordance with IAS 34“Interim Financial Reporting” (“IAS 34”) under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and PEMEX’s audited consolidated financial statements as of and for the period ended December 31, 2022, prepared in accordance with IFRS as issued by the IASB.

Capitalization of PEMEX

The following table sets forth our capitalization as of June 30, 2023:

	As of June 30, 2023 (1)
	(millions of pesos or U.S. dollars)
Long-term leases, net of current portion(2)	Ps.	38,398	U.S.$	2,249
Long-term external debt, net of current portion	1,206,915		70,696
Long-term domestic debt, net of current portion	163,246		9,562
Total long-term debt, net of current portion(3)	1,370,161		80,258
Total long-term leases and long-term debt, net of current portion	1,408,559		82,507
Certificates of Contribution “A”(4)	1,047,292		61,346
Mexican Government contributions	66,731		3,909
Legal reserve	1,002		59
Accumulated other comprehensive result	(512)		(30)
Accumulated deficit from prior years	(2,917,596)		(170,899)
Net income(5)	82,191		4,814
Total controlling interest	(1,720,892)		(100,801)
Total non-controlling interest	(326)		(19)
Total equity (deficit)	(1,721,218)		(100,820)
Total capitalization (6)	(312,659)		(18,313)
_____________
Note: Numbers may not total due to rounding.
(1)Derived from June 30, 2023 condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.0720= U.S. $1.00 as of June 30, 2023. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps. 6,818 million (U.S.$399 million) as of June 30, 2023.
(3)Total long-term debt does not include short-term debt of Ps. 516,456 million (U.S.$30,252 million) as of June 30, 2023.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps. (32) million (U.S.$(2) million) for the six-month period ended June 30, 2023.
(6)Refers to Total long term leases, net of current portion and long term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s condensed consolidated interim financial statements as of and for the periods ended June 30, 2023 and 2022.

Results of Operations

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the six months ended June 30, 2023 compared to the six months ended June 30, 2022

General

RECENT DEVELOPMENTS
The selected consolidated interim financial information set forth below is derived from our condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Six months ended
	June 30,
	2023(1)				2022
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	461,222	U.S.$	27,016	Ps.	588,043
Incentive for automotive fuels	19		1		75,055
Export	369,252		21,629		570,732
Services income	2,103		123		3,268
Total revenues	832,596		48,769		1,237,098
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(66,084)		(3,871)		64,128
Cost of sales	632,545		37,052		798,798
Gross income	133,966		7,846		502,428
Distribution, transportation and sale expenses	7,489		439		6,723
Administrative expenses	79,484		4,656		74,498
Other revenues	12,170		713		24,073
Other expenses	2,670		156		3,439
Operating income	56,492		3,308		441,841
Financing income	8,225		482		17,305
Financing cost	74,781		4,380		64,247
Derivative financial instruments income (cost), net	2,788		163		(24,509)
Foreign exchange income, net	230,676		13,512		81,450
Profit sharing in joint ventures and associates	152		9		161
Income before duties, taxes and other	223,553		13,094		452,001
Total duties, taxes and other	141,393		8,282		204,351
Net income	82,159		4,812		247,649
Total other comprehensive results	(52,255)		(3,061)		139,237
Total comprehensive income	Ps.	29,904	U.S.$	1,751	Ps.	386,886
_____________
Note: Numbers may not total due to rounding.
(1) Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.0720 = U.S.$1.00 at June 30, 2023. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the periods ended June 30, 2023 and 2022.

Total Revenues

Total revenues decreased by 32.7% or Ps. 404.5 billion in the six-month period ended June 30, 2023, from Ps. 1,237.1 billion in the six-month period ended June 30, 2022, to Ps. 832.6 billion in the six-month period ended June 30, 2023. This decrease was mainly due to decreased domestic sales prices of gasoline, diesel, jet fuel, fuel oil, natural gas and liquefied petroleum gas and a 33.5% decrease in the weighted average price of Mexican crude oil for export sales. The decrease in total revenues resulted from decreased sales prices (approximately Ps. 527.5 billion), a decrease in foreign currency variations (approximately Ps. 32.5 billion) and the decrease in recognition of tax incentives (approximately Ps. 75.0 billion) in the form of a tax credit for the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production

RECENT DEVELOPMENTS
and Services or “IEPS”) published on March 4, 2022, on the sale of automotive fuels, as described further under “Incentive for automotive fuels” below. This decrease was partially offset by an increase in the domestic sales volume of gasoline, diesel, jet fuel and fuel oil (approximately Ps. 231.7 billion), which in turn was primarily due to recovery of the domestic market by us. From January 1, 2022 to June 30, 2022, the weighted average Mexican export crude oil price was U.S.$98.86 per barrel, as compared to U.S.$65.71 per barrel for the same period in 2023.

Domestic Revenues

Domestic revenues decreased by 21.6% in the six-month period ended June 30, 2023, from Ps. 588.0 billion in the six-month period ended June 30, 2022 to Ps. 461.2 billion in the six-month period ended June 30, 2023. This decrease was mainly due to decreased sale prices of gasoline, diesel, jet fuel, fuel oil, natural gas and liquefied petroleum gas, and was partially offset by an increase in the sales volume of gasoline, diesel, jet fuel and fuel oil, as described above. Domestic sales of petroleum products decreased by 24.6% in the six-month period ended June 30, 2023, from Ps. 469.6 billion in the six-month period ended June 30, 2022 to Ps. 354.0 billion in the six-month period ended June 30, 2023. This decrease was mainly due to a 30.7% decrease in the sales price of gasoline, a 40.7% decrease in the sales price of diesel, a 52.7% decrease in the sales price of jet fuel and a 25.0% decrease in the sales price of fuel oil, and was partially offset by an increase in sales volume, mainly due to a 38.1% increase in the sales volume of gasoline, a 38.2% increase in the sales volume of diesel, a 57.1% increase in the sales volume of jet fuel and a 11.2% increase in the sales volume of fuel oil.

Domestic sales of natural gas decreased by 63.5% in the six-month period ended June 30, 2023, from Ps. 28.5 billion in the six-month period ended June 30, 2022, to Ps. 10.4 billion in the six-month period ended June 30, 2023, mainly due to a 62.3% decrease in its average sales price.

Domestic sales of liquefied petroleum gas decreased by 41.3% in the six-month period ended June 30, 2023, from Ps. 36.1 billion in the six-month period ended June 30, 2022, to Ps. 21.2 billion in the six-month period ended June 30, 2023, mainly as a result of a 39.7% decrease in its average sales price.

Incentive for Automotive Fuels

The incentive for automotive fuels related to the IEPS tax credit decree decreased by Ps. 75.0 billion in the six-month period ended June 30, 2023 from Ps. 75.1 billion in the six-month period ended June 30, 2022, to Ps. 0.1 billion in the six-month period ended June 30, 2023. This decrease resulted primarily from lower international prices of fuels and crude oil, as well as a decrease in the U.S. dollar to peso exchange rate in the six-month period ended June 30, 2023, which resulted in a low application of the incentive in the period.

Export Revenues

Export revenues decreased by 35.3% in peso terms in the six-month period ended June 30, 2023 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 570.7 billion in the six-month period ended June 30, 2022, to Ps. 369.3 billion in the six-month period ended June 30, 2023. This decrease was mainly due to a 33.5% decrease in the weighted average Mexican export crude oil price in the six-month period ended June 30, 2023, as compared to the six-month period ended June 30, 2022. From January 1 to June 30, 2022, the weighted average Mexican export crude oil price was U.S.$98.86 per barrel, compared to U.S.$65.71 per barrel in the same period of 2023.

Crude oil and condensate sales decreased by 32.5%, from Ps. 332.6 billion in the six-month period ended June 30, 2022 to Ps. 224.4 billion in the six-month period ended June 30, 2023, and decreased in U.S. dollar terms (actual invoiced amount in U.S. dollars) by 27.8%, from U.S.$16.9 billion in the six-month period ended June 30, 2022 to U.S.$12.2 billion in the six-month period ended June 30, 2023. The weighted average price per barrel of crude oil exports in the six-month period ended June 30, 2023 was U.S.$65.71, or 33.5% lower than the weighted average price of U.S.$98.86 in the six-month period ended June 30, 2022.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 34.0%, from Ps. 57.4 billion in the six-month period ended June 30, 2022, to Ps. 37.9 billion in the six-month period ended June 30, 2023. This decrease was primarily due to a 43.6% decrease in the sales price of fuel oil, which was partially offset by a 30.5% increase in the volume of fuel oil sold. The remaining decrease in export sales of petroleum products relates to lower export sales of other products.

For the six-month period ended June 30, 2023, the average exchange rate of the U.S. dollar against the peso was Ps. 18.2123 = U.S.$1.00, as compared to Ps. 20.2819 = U.S.$1.00 during the same period of 2022, representing an

RECENT DEVELOPMENTS
appreciation of the peso against the U.S. dollar of Ps. 2.0696 (or 10.20%), which had an unfavorable effect on our export sales of Ps. 13.8 billion in the six-month period ended June 30, 2023.

Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 130.2 billion in the six-month period ended June 30, 2023 as compared to the six-month period ended June 30, 2022, from a net reversal of impairment of Ps. 64.1 billion in the six-month period ended June 30, 2022, to a net impairment of Ps. 66.1 billion in the six-month period ended June 30, 2023. This net impairment was primarily due to a net impairment of Ps. 59.5 billion in the cash-generating units (CGUs) of Pemex Exploration and Production, which was itself due to a decrease in production profiles volume in the barrel of crude oil equivalent, the negative effect on future cash flows due to the depreciation of the U.S. dollar against the peso and an increase in the discount rate. For more information on impairment of wells, pipelines, properties, plant and equipment, net, see Note 13 to our condensed consolidated interim financial statements included herein.

Cost of Sales

Cost of sales decreased by 20.8%, or Ps. 166.3 billion in the six-month period ended June 30, 2023, from Ps. 798.8 billion in the six-month period ended June 30, 2022, to Ps. 632.5 billion in the six-month period ended June 30, 2023. This decrease was mainly due to a (1) a Ps. 155.3 billion decrease in import purchases, primarily due to a decrease in volume of Magna gasoline and natural gas and a decrease in the purchase price of imported products and (2) a Ps. 40.1 billion decrease in exploration and extraction taxes and duties, mainly due to the reduction of hydrocarbon prices in 2023. This decrease was partially offset by (1) an increase of Ps. 7.7 billion in operating expenses and (2) a Ps. 6.1 billion increase in (i) exploration costs and (ii) expenses related to unsuccessful wells.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses increased by 7.1%, from Ps. 81.2 billion for the six-month period ended June 30, 2022, to Ps. 87.0 billion for the six-month period ended June 30, 2023, mainly due to an increase in net periodic cost of employee benefits, maintenance, and personnel services.

Other Revenues

Other revenues decreased by Ps. 11.9 billion in the six-month period ended June 30, 2023, from Ps. 24.1 billion in the six-month period ended June 30, 2022, to Ps. 12.2 billion in the six-month period ended June 30, 2023. This decrease was mainly due to Ps. 10.4 billion attributable to the currency translation effect resulting from the investment in the Deer Park Refinery and Ps. 1.3 billion in gain on bargain purchase of business acquisition, recognized only in 2022.

Other Expenses

Other expenses decreased by Ps. 0.7 billion in the six-month period ended June 30, 2023, from Ps. 3.4 billion in the six-month period ended June 30, 2022, to Ps. 2.7 billion in the six-month period ended June 30, 2023. This decrease was mainly due to a Ps. 1.1 billion decrease in provisions recorded for ongoing legal proceedings and claims.

Financing Income

Financing income decreased by Ps. 9.1 billion in the six-month period ended June 30, 2023, from Ps. 17.3 billion in the six-month period ended June 30, 2022, to Ps. 8.2 billion in the six-month period ended June 30, 2023. This decrease was mainly due to the effect of the depreciation of the U.S. dollar against the peso on our accounts receivable related to the sale of hydrocarbons to Asia.

Financing Cost

Financing cost increased by Ps. 10.6 billion in the six-month period ended June 30, 2023, from Ps. 64.2 billion in the six-month period ended June 30, 2022, to Ps. 74.8 billion in the six-month period ended June 30, 2023. This increase was mainly due to higher interest rates associated with our debt.

Derivative Financial Instruments Income (Cost), Net

RECENT DEVELOPMENTS
Derivative financial instruments income (cost), net, increased by Ps. 27.3 billion, from a derivative financial instruments (cost) of Ps. (24.5) billion in the six-month period ended June 30, 2022 to a derivative financial instruments income of Ps. 2.8 billion in the six-month period ended June 30, 2023. This primarily resulted from (1) an increase in the fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as crude oil options.

Foreign Exchange Income, Net

A substantial portion of our debt, 80.4% as of June 30, 2023, is denominated in foreign currencies. Foreign exchange income increased by Ps. 149.2 billion, from Ps. 81.5 billion in the six-month period ended June 30, 2022 to Ps. 230.7 billion in the six-month period ended June 30, 2023, primarily due to the positive effect of appreciation of the peso against the U.S. dollar for the six-month period ended June 30, 2023, as compared to the appreciation of the peso against the U.S. dollar for the six-month period ended June 30, 2022. The value of the peso in U.S. dollar terms appreciated by 2.9%, from Ps. 20.5835 = U.S.$1.00 as of December 31, 2021 to Ps. 19.9847 = U.S.$1.00 as of June 30, 2022, as compared to a 12.1% appreciation of the peso in U.S. dollar terms from Ps. 19.4143 = U.S.$1.00 as of December 31, 2022 to Ps. 17.072 = U.S.$1.00 as of June 30, 2023.

Total Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-Sharing Duty, or DUC) and other duties and taxes paid decreased by 30.8% in the six-month period ended June 30, 2023, from Ps. 204.4 billion in the six-month period ended June 30, 2022 to Ps. 141.4 billion in the six-month period ended June 30, 2023. This decrease was mainly due to (1) a decrease in the Profit-Sharing Duty of Ps. 70.1 billion, principally driven by the 33.5% decrease in the weighted average export price of Mexican crude oil, from U.S.$98.86 per barrel in the six-months period ended June 30, 2022 to U.S.$65.71 per barrel in the six-months period ended June 30, 2023, and (2) an increase in deferred income tax expense of Ps. 7.2 billion, mainly due to the decrease in tax loss carry forwards and fixed assets. Total duties, taxes and other represented 17.0% and 16.5% of total revenues in the six-month periods ended June 30, 2023 and 2022, respectively.

Net Income

In the six-month period ended June 30, 2023, we had a net income of Ps. 82.2 billion, as compared to a net income of Ps. 247.7 billion in the six-month period ended June 30, 2022.

This decrease primarily resulted from (1) a Ps. 404.5 billion decrease in total revenues, which was itself mainly due to (a) a decrease in the domestic sales prices of gasoline, diesel, jet fuel, fuel oil, natural gas and liquefied petroleum gas, (b) a decrease in the weighted average price of Mexican crude oil exports and (c) a decrease in the incentive for automotive fuels; (2) a Ps. 130.2 billion increase in net impairment, mainly due to a decrease in production profiles volume in the barrel of crude oil equivalent and the negative effect in future cash flows due to the depreciation of the U.S. dollar against the peso and an increase in the discount rate; and (3) a Ps. 11.9 billion decrease in other revenues.

The decrease in net income was partially offset by (1) a Ps. 149.2 billion increase in foreign exchange income, which was itself due to the positive effect of a higher appreciation of the peso against the U.S. dollar for the six-month period ended June 30, 2023, as compared to the appreciation of the peso against the U.S. dollar for the six-month period ended June 30, 2022; (2) a Ps. 166.3 billion decrease in cost of sales, mainly in the cost of import purchases (primarily volume of Magna gasoline and natural gas), which in turn was primarily the result of the decrease in international prices of crude oil; and (3) a Ps. 63.0 billion decrease in duties, taxes and other mainly due to a 33.5% decrease in the weighted average export price of Mexican crude oil.

Other Comprehensive Results

In the six-month period ended June 30, 2023, we reported other comprehensive loss of Ps. (52.3) billion as compared to other comprehensive income of Ps. 139.2 billion in the six-month period ended June 30, 2022. This change was mainly due to (1) as of June 30, 2023, we did not recognize actuarial gains and losses as compared to the Ps. 158.4 billion in actuarial gains in the six-month period ended June 30, 2022; and (2) a Ps. 33.1 billion increase in negative currency translation effect due to appreciation of the peso against the U.S. dollar.

RECENT DEVELOPMENTS

Results of Operations of PEMEX—For the three months ended June 30, 2023 compared to the three months ended June 30, 2022

	Three months ended
	June 30,
	2023(1)				2022
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	218,907	U.S.$	12,823	Ps.	334,389
Incentive for automotive fuels	—		—		64,529
Export	193,673		11,344		319,783
Services income	1,577		92		1,077
Total revenues	414,157		24,259		719,778
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(25,947)		(1,520)		47,787
Cost of sales	328,563		19,246		473,350
Gross income	59,647		3,493		294,215
Distribution, transportation and sale expenses	2,911		171		3,414
Administrative expenses	39,249		2,299		36,488
Other revenues	5,974		350		4,334
Other expenses	1,944		114		1,257
Operating income	21,516		1,259		257,390
Financing income	2,209		129		4,290
Financing cost	36,605		2,144		34,741
Derivative financial instruments income (cost), net	2,490		146		(16,758)
Foreign exchange income, net	105,359		6,171		19,648
Profit sharing in joint ventures and associates	42		2		97
Income before duties, taxes and other	95,012		5,563		229,927
Total duties, taxes and other	69,588		4,076		104,771
Net income	25,423		1,487		125,155
Total other comprehensive results	(24,000)		(1,406)		158,017
Total comprehensive income	Ps.	1,424	U.S.$	81	Ps.	283,172
_____________
Note: Numbers may not total due to rounding.
(1) Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.0720 = U.S.$1.00 at June 30, 2023. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the periods ended June 30, 2023 and 2022.

Total Revenues

Total revenues decreased by 42.5% or Ps. 305.6 billion in the three-month period ended June 30, 2023, from Ps. 719.8 billion in the three-month period ended June 30, 2022, to Ps. 414.2 billion in the three-month period ended June 30, 2023. This decrease was mainly due to decreases in the domestic sales prices of gasoline, diesel, jet fuel, fuel oil, natural gas and liquefied petroleum gas, which was partially offset by an increase in sales volume of gasoline, diesel, jet fuel and fuel oil, and a 31.4% decrease in the weighted average price of Mexican crude oil for export sales. This decrease in total revenues resulted from decreased sales prices (approximately Ps. 404.1 billion), a decrease in foreign currency variations (approximately Ps. 18.7 billion) and a decrease in recognition of tax incentives (approximately Ps. 64.5 billion) in the form

RECENT DEVELOPMENTS
of a tax credit relating to IEPS, as described further under “Incentive for automotive fuels” below. This decrease was partially offset by an increase in production volume (approximately Ps. 181.2 billion). From April 1, 2022 to June 30, 2022, the weighted average Mexican export crude oil price was U.S.$96.22 per barrel, as compared to U.S. $66.03 per barrel for the same period in 2023.

Domestic Revenues

Domestic revenues decreased by 34.5% in the three-month period ended June 30, 2023, from Ps. 334.4 billion in the three-month period ended June 30, 2022 to Ps. 218.9 billion in the three-month period ended June 30, 2023. This decrease was mainly due to decreased sales prices of gasoline, diesel, jet fuel, fuel oil, natural gas and liquefied petroleum gas, and was partially offset by an increase in the sales volume of gasoline, diesel, jet fuel and fuel oil. Domestic sales of petroleum products decreased by 39.4% in the three-month period ended June 30, 2023, from Ps. 268.8 billion in the three-month period ended June 30, 2022 to Ps. 163.0 billion in the three-month period ended June 30, 2023. This decrease was mainly due to a 42.4% decrease in the sales price of gasoline, a 57.8% decrease in the sales price of diesel, a 74.0% decrease in the sales price of jet fuel and a 32.5% decrease in the sales price of fuel oil, and was partially offset by an increase in sales volume, mainly due to a 71.7% increase in the sales volume of gasoline, a 54.0% increase in the sales volume of diesel, a 98.8% increase in the sales volume of jet fuel and a 4.7% increase in the sales volume of fuel oil.

Domestic sales of natural gas decreased by 72.8% in the three-month period ended June 30, 2023, from Ps. 18.4 billion in the three-month period ended June 30, 2022, to Ps. 5.0 billion in the three-month period ended June 30, 2023, mainly due a 75.3% decrease in its average sales price.

Domestic sales of liquefied petroleum gas decreased by 46.1% in the three-month period ended June 30, 2023, from Ps. 16.7 billion in the three-month period ended June 30, 2022, to Ps. 9.0 billion in the three-month period ended June 30, 2023, mainly as a result of a 46.1% decrease in its average sales price.

Incentive for Automotive Fuels

The incentive for automotive fuels related to the IEPS tax credit decree decreased by Ps. 64.5 billion in the three-month period ended June 30, 2023, from Ps. 64.5 billion in the three-month period ended June 30, 2022, to Ps. 0.0 billion in the three-month period ended June 30, 2023. This decrease resulted from lower international prices of fuels and crude oil, as well as a decrease in the U.S. dollar to peso exchange rate in the three-month period ended June 30, 2023, which price level did not meet the criteria to trigger the incentive in three-month period ended June 30, 2023.

Export Revenues

Export revenues decreased by 39.4% in peso terms in the three-month period ended June 30, 2023 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 319.8 billion in the three-month period ended June 30, 2022, to Ps. 193.7 billion in the three-month period ended June 30, 2023. This decrease was mainly due to a 31.4% decrease in the weighted average Mexican export crude oil price in the three-month period ended June 30, 2023, as compared to the three-month period ended June 30, 2022. From April 1 to June 30, 2022, the weighted average Mexican export crude oil price was U.S.$96.22 per barrel, compared to U.S.$66.03 per barrel in the same period of 2023.

Crude oil and condensate sales decreased by 38.6%, from Ps. 190.8 billion in the three-month period ended June 30, 2022 to Ps. 117.1 billion in the three-month period ended June 30, 2023, and decreased in U.S. dollar terms (actual invoiced amount in U.S. dollars) by 33.0%, from U.S.$9.7 billion in the three-month period ended June 30, 2022 to U.S.$6.5 billion in the three-month period ended June 30, 2023. The weighted average price per barrel of crude oil exports in the three-month period ended June 30, 2023 was U.S.$66.03, or 31.4% lower than the weighted average price of U.S.$96.22 in the three-month period ended June 30, 2022.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 43.0%, from Ps. 30.0 billion in the three-month period ended June 30, 2022, to Ps. 17.1 billion in the three-month period ended June 30, 2023. This decrease was primarily due to a 53.8% decrease in the sales price of fuel oil, which was partially offset by a 48.6% increase in the volume of fuel oil sold. The remaining decrease in export sales of petroleum products related primarily to lower export sales of other products.

For the three-month period ended June 30, 2023, the average exchange rate of the U.S. dollar against the peso was Ps. 18.3845 = U.S.$1.00, as compared to Ps. 20.3434 = U.S.$1.00 during the same period of 2022, representing an

RECENT DEVELOPMENTS
appreciation of the peso against the U.S. dollar of Ps. 1.9589 (or 9.63%), which had an unfavorable effect on our export sales of Ps. 13.8 billion in the three-month period ended June 30, 2023.

Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 73.7 billion in the three-month period ended June 30, 2023 as compared to the three-month period ended June 30, 2022, from a net reversal of impairment of Ps. 47.8 billion in the three-month period ended June 30, 2022, to a net impairment of Ps. 25.9 billion in the three-month period ended June 30, 2023. This net impairment was primarily due to a net impairment of Ps. 18.9 billion in the CGUs of Pemex Exploration and Production, which was itself primarily due to a decrease in production profiles volume in the barrel of crude oil equivalent and the negative effect on future cash flows due to the depreciation of the U.S. dollar against the peso. For more information on impairment of wells, pipelines, properties, plant and equipment, net, see Note 13 to our condensed consolidated interim financial statements included herein.

Cost of Sales

Cost of sales decreased by 30.6%, or Ps. 144.8 billion in the three-month period ended June 30, 2023, from Ps. 473.4 billion in the three-month period ended June 30, 2022, to Ps. 328.6 billion in the three-month period ended June 30, 2023. This decrease was mainly due to (1) a Ps. 180.4 billion decrease in import purchases, primarily due to a decrease in volume of Magna gasoline, diesel and natural gas and a decrease in the purchase price of imported products and (2) a Ps. 25.7 billion decrease in exploration and extraction taxes and duties, mainly due to the reduction of hydrocarbon prices in 2023. This decrease was partially offset by (1) an increase of Ps. 18.3 billion in inventory variation and (2) a Ps. 3.5 billion increase in (i) exploration costs and (ii) expenses related to unsuccessful wells.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses increased by 5.8%, from Ps. 39.9 billion for the three-month period ended June 30, 2022, to Ps. 42.2 billion for the three-month period ended June 30, 2023, mainly due to an increase in net periodic cost of employee benefits.

Other Revenues

Other revenues increased by Ps. 1.7 billion in the three-month period ended June 30, 2023, from Ps. 4.3 billion in the three-month period ended June 30, 2022, to Ps. 6.0 billion in the three-month period ended June 30, 2023. This increase was mainly due to insurance income.

Other Expenses

Other expenses increased by Ps. 0.6 billion in the three-month period ended June 30, 2023, from Ps. 1.3 billion in the three-month period ended June 30, 2022, to Ps. 1.9 billion in the three-month period ended June 30, 2023. This increase was mainly due to a Ps. 0.7 billion increase in the disposal of wells, pipelines, properties, plant and equipment.

Financing Income

Financing income decreased by Ps. 2.1 billion in the three-month period ended June 30, 2023, from Ps. 4.3 billion in the three-month period ended June 30, 2022, to Ps. 2.2 billion in the three-month period ended June 30, 2023. This decrease was mainly due to the effect of the depreciation of the U.S. dollar against the peso on our accounts receivable related to the sale hydrocarbons to Asia.

Financing Cost

Financing cost increased by Ps. 1.9 billion in the three-month period ended June 30, 2023, from Ps. 34.7 billion in the three-month period ended June 30, 2022, to Ps. 36.6 billion in the three-month period ended June 30, 2023. This increase was mainly due to higher interest rates on our debt.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income (cost), net, increased by Ps. 19.3 billion, from a derivative financial instruments (cost) of Ps. (16.8) billion in the three-month period ended June 30, 2022 to a derivative financial instruments income of Ps. 2.5 billion in the three-month period ended June 30, 2023. This primarily resulted from (1) an increase in the

RECENT DEVELOPMENTS
fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as crude oil options.

Foreign Exchange Income, Net

A substantial portion of our debt, 80.5% as of June 30, 2023, is denominated in foreign currencies. Foreign exchange income increased by Ps. 85.8 billion, from a foreign exchange income of Ps. 19.6 billion in the three-month period ended June 30, 2022 to a foreign exchange income of Ps. 105.4 billion in the three-month period ended June 30, 2023, primarily due to the positive effect of appreciation of the peso against the U.S. dollar for the three-month period ended June 30, 2023, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended June 30, 2022. The value of the peso in U.S. dollar terms appreciated by 0.05%, from Ps. 19.9942= U.S.$1.00 as of March 31, 2022 to Ps. 19.9847 = U.S.$1.00 as of June 30, 2022, as compared to a 5.7% appreciation of the peso in U.S. dollar terms from Ps. 18.1052 = U.S.$1.00 as of March 31, 2023 to Ps. 17.0720 = U.S.$1.00 as of June 30, 2023.

Total Duties, Taxes and Other

The Profit-Sharing Duty and other duties and taxes paid decreased by 33.6%in the three-month period ended June 30, 2023, from Ps. 104.8 billion in the three-month period ended June 30, 2022 to Ps. 69.6 billion in the three-month period ended June 30, 2023. This decrease was mainly due to (1) a decrease in the Profit-Sharing Duty of Ps. 46.5 billion, principally driven by the 31.4% decrease in the weighted average export price of Mexican crude oil, from U.S.$96.22 per barrel in the three-months period ended June 30, 2022 to U.S.$66.03 per barrel in the three-months period ended June 30, 2023, and (2) an increase in deferred income tax expense of Ps. 12.5 billion, mainly due to the decrease in tax loss carry forwards and fixed assets. Total duties, taxes and other represented 16.8% and 14.6% of total revenues in the three-month periods ended June 30, 2023 and 2022, respectively.

Net Income

In the three-month period ended June 30, 2023, we had net income of Ps. 25.4 billion, as compared to a net income of Ps. 125.2 billion in the three-month period ended June 30, 2022.

This decrease primarily resulted from (1) a Ps. 305.6 billion decrease in total revenues, which was itself mainly due to (a) a decrease in the domestic sales prices of gasoline, diesel, jet fuel, fuel oil, natural gas and liquefied petroleum gas; (b) a decrease in the weighted average price of Mexican crude oil exports and (c) a decrease in the incentive for automotive fuels; (2) a Ps. 73.7 billion increase in net impairment, mainly due to an decrease in production profiles volume in the barrel of crude oil equivalent and the negative effect in future cash flows due to the depreciation of the U.S. dollar against the peso.

The decrease in net income was partially offset by (1) a Ps. 144.8 billion decrease in cost of sales, mainly in the cost of import purchases (primarily volume of Magna gasoline, diesel and natural gas); (2) a Ps. 85.7 billion increase in foreign exchange income, which was itself due to the positive effect of a higher appreciation of the peso against the U.S. dollar for the three-month period ended June 30, 2023, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended June 30, 2022 and (3) a Ps. 35.2 billion decrease in taxes and duties, mainly due to a 31.4% decrease in the weighted average export price of Mexican crude oil.

Other Comprehensive Results

In the three-month period ended June 30, 2023, we reported other comprehensive loss of Ps. (24.0) billion as compared to a total comprehensive income of Ps. 158.0 billion in the three-month period ended June 30, 2022. This change was mainly due to (1) for the three-month period ended June 30, 2023, no adjustments in actuarial gains and losses recognized when compared to the Ps. 158.4 billion in actuarial gains for the three-month period ended June 30, 2022; and (2) a Ps. 23.6 billion increase in negative currency translation effect due to appreciation of the peso against the U.S. dollar during the period.
Liquidity and Capital Resources
Overview

During the six-month period ended June 30, 2023, our liquidity position had a slight increase of 0.2% due to higher cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and

RECENT DEVELOPMENTS
cash equivalents, our liquidity position was Ps. 65.8 billion as of June 30, 2023, which represented an increase of Ps. 0.2 billion from our Ps. 65.6 billion position as of December 31, 2022.

Our principal use of funds in the first six months of 2023 was the payment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps. 431.7 billion from borrowings.

Our 2023 budget included Ps. 6.0 billion related to capital contributions for our subsidiary company PTI Infraestructura de Desarrollo for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco. For budgetary purposes, these capital contributions were classified as a financial investment, rather than a capital expenditure. During 2023, work is in progress for the construction of the Olmeca Refinery and payments made in advance to contractors decreased by Ps. 9.7 billion from Ps. 26.5 billion as of December 31, 2022 to Ps. 16.8 billion as of June 30, 2023.

As of June 30, 2023, we owed our suppliers Ps. 231.2 billion as compared to Ps. 282.2 billion as of December 31, 2022. Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines, cash and cash equivalents and equity capital contributions by the Mexican Government, will be sufficient to meet our working capital, debt service and capital expenditure requirements during 2023. Our ability to raise cash from financing activities and any further contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.
The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2023, provides for our incurrence of up to Ps. 29.9 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions. The Federal Revenue Law applicable to us from January 1 to December 31, 2022, provided for our incurrence of up to Ps. 65.0 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

As of June 30, 2023, our total indebtedness, including accrued interest, was Ps. 1,886.6 billion (U.S.$110.5 billion) in nominal terms, which represented a 9.8% decrease compared to our total indebtedness, including accrued interest, of Ps. 2,091.5 billion (U.S.$122.5 billion) as of December 31, 2022. Ps. 765.3 billion (U.S.$44.8 billion) of our existing debt as of June 30, 2023, or 40.6%, is scheduled to mature in the next three years. Our working capital decreased from a negative working capital of Ps. 401.8 billion (U.S.$23.5 billion) as of December 31, 2022 to a negative working capital of Ps. 517.2 billion (U.S.$30.3 billion) as of June 30, 2023. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 18-F to our condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 34.7% of our total liabilities as of June 30, 2023, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of June 30, 2023, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps. 1,336.9 billion.
Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently lowered Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

On July 14, 2023, Fitch downgraded us from BB- to B+ due to concerns around our operating performance and the Mexican Government’s ability and willingness to provide us with additional liquidity. On July 21, 2023, Moody’s affirmed our rating of B1 but downgraded our outlook from stable to negative due to its view that we are likely to face increased credit risks given our inability to increase capital investments and improve our financial and operating performance as a result of liquidity constraints and perceived lack of measures to mitigate our exposure to Environmental, Social and Governance (ESG) risks.

RECENT DEVELOPMENTS
Further downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. This could in turn significantly harm our ability to meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Selected Financial Data—Liquidity and Capital Resources” in our Form 20-F.
Going Concern
Our condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Note 18 to our condensed consolidated interim financial statements included herein, there exists significant doubts concerning our ability to continue operating as a going concern. We also discuss the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Note 18 to our condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position

Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of June 30, 2023 and December 31, 2022.

	As of June 30, 2023		As of December 31, 2022
	(millions of pesos)
Borrowing base under lines of credit	Ps.	1,647	Ps.	1,206
Cash and cash equivalents	64,115		64,415
Liquidity	Ps.	65,762	Ps.	65,621
As of June 30, 2023, we had U.S.$7,664 million and Ps. 29,500 million in credit lines in order to provide liquidity. As of June 30, 2023, the peso-denominated credit lines were fully drawn and U.S.$4 million were available under U.S.
dollar-denominated credit lines.
As of December 31, 2022, the outstanding amount under PMI Trading's revolving credit line was U.S.$163 million. From January 1 to June 30, 2023, PMI Trading drew U.S.$511 million from its revolving credit line and repaid U.S.$542 million. As of June 30, 2023, the outstanding amount under this revolving credit line was U.S.$133 million and the available amount was U.S.$92 million.

Cash Flows from Operating, Investing and Financing Activities

During the first six months of 2023, net cash flows from operating activities decreased to Ps.174.4 billion, as compared to Ps.177.3 billion in the first six months of 2022. During the first six months of 2023, our net cash flow used in investing activities was Ps. 126.8 billion, as compared to Ps. 179.8 billion in the same period of 2022.

RECENT DEVELOPMENTS

During the first six months of 2023, new financings totaled Ps. 431.7 billion and payments of principal and interest totaled Ps. (511.8) billion, as compared to Ps. 515.7 billion and Ps. (632.7) billion, respectively, during the first six months of 2022. During the first six months of 2023, we applied net funds of Ps. (138.5) billion to acquisitions of wells, pipelines, properties, plant and equipment and intangible assets as compared to Ps. (180.5) billion for the same period of 2022 when we also applied funds to the acquisition of a 50.005% interest in the Deer Park Refinery.
As of June 30, 2023, our cash and cash equivalents totaled Ps. 64.1 billion, as compared to Ps. 64.4 billion at December 31, 2022. See Note 9 to our condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.
The following table summarizes our sources and uses of cash for the six-month periods ended June 30, 2023 and 2022:

	As of June 30,
	2023		2022
	(millions of pesos)
Net cash flows from operating activities	Ps.	174,406	Ps.	177,272
Net cash flows (used in) investing activities	(126,799)		(179,775)
Net cash flows (used in) from financing activities	(34,015)		(5,527)
Net increase (decrease) in cash and cash equivalents	Ps.	13,592	Ps.	(8,030)
________________
Note:     Numbers may not total due to rounding.

Recent Financing Activities

For our financing activities for the period from July 1, 2023 to August 31, 2023, see Note 20 to our condensed consolidated interim financial statements included herein. As of June 30, 2023, and as of the date of this report, we were not in default under any of our financing agreements.

Capital Expenditures
As of June 30, 2023, the adjusted capital expenditures budget of Ps. 282,706 million represents an increase of 1.4% in comparison to the initial budget for 2023. The variation reflects a budget reallocation from Pemex Exploration and Production to Pemex Industrial Transformation, as well as to strategic investments and initiatives in Pemex Industrial Transformation, Pemex Logistics and Petróleos Mexicanos, including measurement systems of the six refineries, major repairs in gas processing centers, the reactivation of the ethylene business line, maintenance and repairs of various facilities and equipment, immediate maintenance of the Dos Bocas Maritime Terminal monobuoy, an increase of Ps. 7,220 million in the Residual Use Project at the Miguel Hidalgo Refinery in Tula and an additional Ps. 10,500 million for the National Refinery System.

The adjusted budget represents an increase of 36.7% as compared to capital expenditures for 2022. The reduction in Pemex Exploration and Production’s budget assumed continued appreciation of the peso against the U.S. dollar, so planned physical activity is not estimated to be affected.

As of June 30, 2023, we have spent Ps. 116,107 million, or 41.1% of the total capital expenditures budget for 2023, which represents an increase of 26.9% of the amount spent during the same period of 2022. Regarding financial investments, we spent Ps. 24,124 million, or 75.1%, of the financial investments budget for 2023.
Capital expenditures amounts are derived from the budgetary records of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Petróleos Mexicanos, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not reflect the acquisition of wells, pipelines, properties, plant and equipment of Ps. 119,235 million included in our consolidated financial statements prepared in accordance with IFRS.

The following table shows our capital expenditures budget for 2022, excluding non-capitalizable maintenance, the adjusted budget as of June 30, 2023 and the amounts spent during the first six months of 2023 by each productive state-owned subsidiary and the same information for financial investments.
Capital Expenditures and Budget by Subsidiary

	2023 Original Budget (1)		2023 Adjusted Budget (2)		Actual spent as of June 30, 2023
	(millions of pesos)
Capital expenditures
Pemex Exploration and Production	Ps.	239,928	Ps.	213,995	Ps.	91,412
Pemex Industrial Transformation	29,881		56,398		18,639
Pemex Logistics	7,517		10,336		5,250
Petróleos Mexicanos	1,477		1,977		806
Total capital expenditures	Ps.	278,803	Ps.	282,706	Ps.	116,107
Financial Investment Budget
Equity contributions to a subsidiary company for the construction and administration of the Olmeca Refinery in Dos Bocas	2,120		27,013		21,530
Equity contributions to the subsidiaries of our fertilizers business line	3,952		4,323		2,431
Equity contributions to a subsidiary company for the commercialization of LPG to final customers.	—		794		163
Total financial investment	Ps.	6,072	Ps.	32,130	Ps.	24,124
Note: Numbers may not total due to rounding.
n.a.: Not applicable.
(1) Amended budget was authorized on January 31, 2023. The original budget was published in the Official Gazette of the Federation on November 28, 2022.
(2) Adjusted budget authorized on June 30, 2023.
Source: Petróleos Mexicanos

Business Overview

Production
Our selected summary operating data is set forth below.

	Six months ended June 30,
	2023	2022	Change	%
Operating Highlights
Production
Liquids (tbpd) (1) (3)	1,867	1,755	112.0	6.4

RECENT DEVELOPMENTS

Natural gas (mmcfpd) (2)(3)	4,063		3,837		226.0	5.9
Petroleum products (tbpd) (4)	839		822		17.0	2.1
Dry gas from plants (mmcfpd)	2,210		2,263		(53.0)	(2.3)
Natural gas liquids (tbpd)	173		162		11.0	6.8
Petrochemicals (tt)	527		659		(132.0)	(20.0)

Average crude oil exports (tbpd) (5)
Isthmus	390.5		267.5		123.0	46.0
Maya	586.4		678.7		(92.3)	(13.6)
Total	976.9		946.2		30.7	3.2

Value of crude oil exports (value in millions of U.S. dollars) (5)	U.S.$	12,240.9	U.S.$	16,749.4	(4,508.5)	(26.9)

Average PEMEX crude oil export prices per barrel (6)
Isthmus	U.S.$	67.97	U.S.$	101.19	(33.2)	(32.8)
Maya	63.95		96.83		(32.9)	(34.0)
Weighted average price (7)	U.S.$	65.63	U.S.$	97.81	(32.2)	(32.9)

West Texas Intermediate crude oil average price per barrel (8)	U.S.$	74.86	U.S.$	101.65	(26.8)	(26.4)
Note: Numbers may not total due to rounding.

Tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons
n.a. = not available
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Gasoline production does not consider transfers.
(5)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of June 30, 2023.
(6)Average price during period indicated based on billed amounts.
(7)On August 31, 2023, the weighted average price of our crude oil export mix was U.S.$79.96 per barrel.
(8)On August 31, 2023, the West Texas Intermediate crude oil spot price was U.S.$83.63 per barrel.
Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily production of liquids increased by 6.4% in the first six months of 2023, from 1,755 thousand barrels per day in the first six months of 2022 to 1,867 thousand barrels per day in the first six months of 2023. This increase was mainly due to:

•a 11.0% increase in the production of liquids in light crude oil, mainly in new developments such as the Quesqui and Tupilco Profundo fields.

•a 2.3% increase in the production of heavy crude oil, mainly due to increased production at certain mature fields of the Ku-Maloob-Zaap (Maloob and Ayatsil) business unit.

RECENT DEVELOPMENTS

Production of natural gas production increased by 5.9% during the first six months of 2023, from 3,837 million cubic feet per day in the first six months of 2022 to 4,063 million cubic feet per day in the same period of 2023. This increase in production was primarily a result of increased production in wells with a high gas-oil ratio, such as the Quesqui and Tupilco Profundo fields in the South Region, the Ixachi field in the North Region and the Koban field in South-West Marine Region.

Production of petroleum products increased by 2.1% during the first six months of 2023, from 822 thousand barrels per day in the first six months of 2022 to 839 thousand barrels per day in the first six months of 2023. The production of petroleum products in the first six months of 2023 was composed of 259 thousand barrels of gasoline, 135 thousand barrels of diesel, 38 thousand barrels of jet fuel, and 408 thousand barrels of other petroleum products and LPG. With respect to the same period in 2022, the best operating performance in the production of distillates (gasoline, diesel and jet fuel) was achieved at the Tula and Salina Cruz refineries, with a production of 107 thousand barrels per day and 88 thousand barrels per day, respectively.

Dry gas production decreased by 2.3% during the first six months of 2023, as compared to the same period of 2022. This decrease was mainly due to lower gas production at the Ciudad Pemex, Nuevo Pemex and La Venta gas processing complexes.

Natural gas liquids production increased by 6.8% during the first six months of 2023, as compared to the same period of 2022. This increase was mainly due to higher production of gas liquids at the Cactus and Ciudad Pemex gas processing complexes as a result of a higher efficiency at the cryogenic units.

Petrochemicals production decreased by 20.0% during the first six months of 2023, as compared to the same period of 2022. This performance was mainly the result of by lower production of ammonia due to the scheduled shutdown of the ammonia VI plant of the Cosoleacaque petrochemical complex for repairs.

Russian activities in Ukraine and related destabilization of world energy markets

As a result of the ongoing military conflict involving Russia and Ukraine, the prices of oil and natural gas remain extremely volatile. Our revenues and profitability are heavily dependent on the prices we receive from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC and OPEC+ member states and other oil-producing nations. Destabilization of global oil and gas prices could reduce our sales and adversely affect our results and profitability. Increases in oil and gas prices may not persist and could be followed by price decreases based on factors beyond our control, including geopolitical events.

Industrial Transformation

In the first six months of 2023, crude oil processing averaged 830 thousand barrels per day, an increase of 2.6%, as compared to the same period of 2022. This is explained by improved operating performance at the Tula, Salina Cruz and Minatitlan refineries, with the following crude oil processing levels: 196 thousand barrels per day, 187 thousand barrels per day and 117 thousand barrels per day, respectively. In addition, primary distillation utilization capacity averaged 50.6%, which is an increase of 1.3% with respect to the same period of 2022.

Deer Park Refinery

Production

Our selected summary operating data is set forth below.

	Six months ended June 30,
	2023	2022	Variation	%
Operating Highlights
Production (thousand bpd)
Petroleum products	276	296	(20.0)	(6.8)

RECENT DEVELOPMENTS

Dry gas	4	3	1.0	33.3
Natural gas liquids	5	6	(1.0)	(16.7)
Petrochemicals	7	6	1.0	16.7

Source: Deer Park's statistical and accounting information systems.

From January 1 to June 30, 2023, the Deer Park Refinery processed 249.9 thousand barrels per day of crude oil and produced 276.4 thousand barrels per day of petroleum products, of which 38.9% were distillates.

HEALTH, SAFETY AND ENVIRONMENTAL PERFORMANCE

Exploration and Production

Nohoch-A

On July 7, 2023, a fire broke out at the Nohoch-A Processing Center and its compression platform in our Cantarell Field in the Bay of Campeche. The emergency stop system was activated and boats were sent to control the fire. 328 employees were working at the facility, of whom 321 were evacuated and 6 were injured. Unfortunately, two contractors lost their lives and one is still missing. The fire was controlled that same day and an investigation is being conducted to find the root cause.

The Nohoch-A fire halted the production of 700,000 barrels of crude oil equivalent (oil and gas) on the day of the incident, with 600,000 barrels of crude oil equivalent production restored within 48 hours after the incident. As of the date of this report, production levels at Nohoch-A have been restored.

In August 2023, we recognized Ps. 10.1 billion of disposal of properties, plant and equipment in the statement of comprehensive income (loss) for the damaged assets. Once the investigation is complete, we expect to receive insurance recovery which would recognize as other revenues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Jose Alberto Jiménez Hernández .
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: September 8, 2023
FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•exploration and production activities, including drilling;
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

RECENT DEVELOPMENTS
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•national or international public health events, including the outbreak of pandemic or contagious disease, such as the COVID-19 pandemic;
•the outbreak of military hostilities, including an escalation of Russia's invasion of Ukraine and the potential destabilizing effect of such conflict;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;
•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
•receipt of governmental approvals, permits and licenses;
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage; and
•the effectiveness of our risk management policies and procedures.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

RECENT DEVELOPMENTS

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2023 and December 31, 2022
(Figures stated in thousands, except as noted)

Assets	Note	June 30, 2023		December 31, 2022

Current assets:
Cash and cash equivalents	8,9	Ps.	64,115,200	64,414,511
Customers, net	7,8,10-A	113,476,185		107,117,145
Other financing receivables	8,10-B	55,321,442		45,040,403
Other non-financing receivables	8,10-B	89,767,475		122,722,019
Inventories	11	112,402,011		126,018,397
Government Bonds	15-A	29,229,148		46,526,257
Derivative financial instruments	8	12,556,462		12,755,568
Other current assets	8	1,843,888		3,300,478
Total current assets	6	478,711,811		527,894,778
Non-current assets:
Investments in joint ventures and associates	8,12	1,787,482		2,043,966
Wells, pipelines, properties, plant and equipment, net	13	1,331,419,805		1,368,750,850
Rights of use assets		47,469,900		49,520,847
Long-term notes receivable, net of current portion	8,15-C	1,372,338		1,334,126
Government Bonds	15-A	52,869,024		63,653,260
Deferred income taxes and duties		167,925,120		171,632,558
Intangible assets, net	14	22,622,380		30,024,934
Other assets	15-D	21,741,012		30,702,725
Total non-current assets	6	1,647,207,061		1,717,663,266
Total assets		Ps.	2,125,918,872	2,245,558,044
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2023 and December 31, 2022
(Figures stated in thousands, except as noted)

Liabilities	Note	June 30, 2023		December 31, 2022

Short-term debt and current portion of long-term debt	8,16	Ps.	516,455,816	465,947,683
Short-term leases	8	6,817,698		6,680,488
Suppliers	8	231,157,760		282,245,250
Income taxes and duties payable		119,472,009		70,813,355
Accounts and accrued expenses payable	8	90,734,407		81,808,426
Derivative financial instruments	8	31,231,609		22,242,056
Total current liabilities	6	995,869,299		929,737,258
Long-term liabilities:
Long-term debt, net of current portion	8,16	1,370,161,140		1,625,516,313
Long-term leases, net of current portion	8	38,397,506		44,451,087
Employee benefits		1,336,858,386		1,306,886,675
Provisions for sundry creditors	17	82,575,976		89,146,685
Other liabilities		16,687,273		11,777,226
Deferred income taxes		6,587,745		6,865,025
Total long-term liabilities	6	2,851,268,026		3,084,643,011
Total liabilities		Ps.	3,847,137,325	4,014,380,269
Equity (deficit)	6,18
Controlling interest:
Certificates of Contribution “A”		1,047,292,293		1,029,592,293
Mexican Government contributions		66,730,591		66,730,591
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		(512,338)		51,737,388
Accumulated deficit:
From prior years		(2,917,596,017)		(3,018,008,068)
Net income for the period/year		82,191,023		100,412,051
Total controlling interest		(1,720,892,318)		(1,768,533,615)
Total non-controlling interest		(326,135)		(288,610)
Total equity (deficit)		(1,721,218,453)		(1,768,822,225)
Total liabilities and equity (deficit)		Ps.	2,125,918,872	2,245,558,044
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the six-month periods ended June 30, 2023 and 2022
(Figures stated in thousands, except as noted)

	Note	2023		2022
Net revenues
Domestic	6,7	Ps.	461,221,788	588,042,769
Incentive for automotive fuels	7-D	19,163		75,055,185
Export	6,7	369,251,985		570,732,383
Services income	6,7	2,102,903		3,267,716
Total revenues		832,595,839		1,237,098,053
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	6,13-E	(66,084,491)		64,128,110
Cost of sales	6	632,545,139		798,798,083
Gross income	6	133,966,209		502,428,080
Distribution, transportation and sale expenses	6	7,489,355		6,722,846
Administrative expenses	6	79,484,465		74,498,017
Other revenues	6	12,170,448		24,072,792
Other expenses	6	2,670,348		3,439,324
Operating income	6	56,492,489		441,840,685
Financing income (1)	6	8,224,531		17,304,710
Financing cost (2)	6	74,780,817		64,247,055
Derivative financial instruments income (cost), net	6	2,788,339		(24,509,153)
Foreign exchange income, net	6	230,676,132		81,450,171
Sum of financing (costs) net, derivative instruments (cost) and foreign exchange income (loss), net		166,908,185		9,998,673
Profit sharing in joint ventures and associates	6,12	151,969		161,148
Income before duties, taxes and other		223,552,643		452,000,506
Profit sharing duty, net		137,202,500		207,310,384
Income tax (benefit) expense		4,190,988		(2,958,985)
Total duties, taxes and other	6	141,393,488		204,351,399
Net income	6	Ps.	82,159,155	247,649,107
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(52,255,383)		(19,156,118)
Items that will not be reclassified:
Actuarial gains (losses) - employee benefits, net of taxes	18-D	—		158,392,790
Total other comprehensive results		(52,255,383)		139,236,672
Total comprehensive income		Ps.	29,903,772	386,885,779
Net income (loss) attributable to:
Controlling interest		82,191,023		247,917,483
Non-controlling interest		(31,868)		(268,376)
Net income		82,159,155		247,649,107
Other comprehensive results attributable to:
Controlling interest		(52,249,726)		139,237,969
Non-controlling interest		(5,657)		(1,297)
Total other comprehensive results		(52,255,383)		139,236,672
Comprehensive income (loss):
Controlling interest		29,941,297		387,155,452
Non-controlling interest		(37,525)		(269,673)
Total comprehensive income		Ps.	29,903,772	386,885,779
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2023 and 2022.
(2)Mainly interest on debt.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three-month periods ended June 30, 2023 and 2022
(Figures stated in thousands, except as noted)

	Note	2023		2022
Net revenues
Domestic	6,7	Ps.	218,906,899	334,388,776
Incentive for automotive fuels	7-D	(374)		64,529,190
Export	6,7	193,673,015		319,782,918
Services income	6,7	1,577,316		1,076,640
Total revenues		414,156,856		719,777,524
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	6,13-E	(25,947,103)		47,787,490
Cost of sales	6	328,562,776		473,350,048
Gross income	6	59,646,977		294,214,966
Distribution, transportation and sale expenses	6	2,911,297		3,413,823
Administrative expenses	6	39,249,329		36,487,629
Other revenues	6	5,973,794		4,333,794
Other expenses	6	1,943,755		1,257,452
Operating income	6	21,516,390		257,389,856
Financing income (1)	6	2,209,379		4,290,268
Financing cost (2)	6	36,605,455		34,740,755
Derivative financial instruments income (cost), net	6	2,489,947		(16,757,949)
Foreign exchange income, net	6	105,359,430		19,648,210
Sum of financing (costs) net, derivative instruments (cost) and foreign exchange income (loss), net		73,453,301		(27,560,226)
Profit sharing in joint ventures and associates	6,12	42,013		97,142
Income before duties, taxes and other		95,011,704		229,926,772
Profit sharing duty, net		65,282,847		111,751,006
Income tax (benefit) expense		4,305,478		(6,979,640)
Total duties, taxes and other	6	69,588,325		104,771,366
Net income	6	Ps.	25,423,379	125,155,406
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(23,999,531)		(376,243)
Items that will not be reclassified:
Actuarial gains (losses) - employee benefits, net of taxes	18-D	—		158,392,790
Total other comprehensive results		(23,999,531)		158,016,547
Total comprehensive income		Ps.	1,423,848	283,171,953
Net income (loss) attributable to:
Controlling interest		25,439,156		125,241,824
Non-controlling interest		(15,777)		(86,418)
Net income		25,423,379		125,155,406
Other comprehensive results attributable to:
Controlling interest		(23,996,992)		158,016,761
Non-controlling interest		(2,539)		(214)
Total other comprehensive results		(23,999,531)		158,016,547
Comprehensive income (loss):
Controlling interest		1,442,164		283,258,585
Non-controlling interest		(18,316)		(86,632)
Total comprehensive income		Ps.	1,423,848	283,171,953
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2023 and 2022.
(2)Mainly interest on debt.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Changes in Equity (deficit)
For the six-month periods ended June 30, 2023 and 2022
(Figures stated in thousands, except as noted) (See Note 18)

	Controlling interest
	Accumulated other comprehensive result						Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year/period	From prior years	Total	Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2021	Ps.	841,285,576	43,730,591	1,002,130	58,945,725	(97,085,239)	(294,532,168)	(2,723,475,900)	(2,170,129,285)	128,502	Ps.	(2,170,000,783)
Transfer to accumulated deficit	—		—	—	—	—	294,532,168	(294,532,168)	—	—	—
Increase in Certificates of Contribution "A"	90,437,539		—	—	—	—	—	—	90,437,539	—	90,437,539
Proceeds from the Fondo Nacional de Infraestructura (FONADIN) grants	—		23,000,000	—	—	—	—	—	23,000,000	—	23,000,000
Total comprehensive (loss) income	—		—	—	(19,154,821)	158,392,790	247,917,483	—	387,155,452	(269,673)	386,885,779
Balances as of June 30, 2022	Ps.	931,723,115	66,730,591	1,002,130	39,790,904	61,307,551	247,917,483	(3,018,008,068)	(1,669,536,294)	(141,171)	Ps.	(1,669,677,465)
Balances as of December 31, 2022	Ps.	1,029,592,293	66,730,591	1,002,130	25,437,210	26,300,178	100,412,051	(3,018,008,068)	(1,768,533,615)	(288,610)	Ps.	(1,768,822,225)
Transfer to accumulated deficit	—		—	—	—	—	(100,412,051)	100,412,051	—	—	—
Increase in Certificates of Contribution "A"	17,700,000		—	—	—	—	—	—	17,700,000	—	17,700,000
Total comprehensive (loss) income	—		—	—	(52,249,726)	—	82,191,023	—	29,941,297	(37,525)	29,903,772
Balances as of June 30, 2023	Ps.	1,047,292,293	66,730,591	1,002,130	(26,812,516)	26,300,178	82,191,023	(2,917,596,017)	(1,720,892,318)	(326,135)	Ps.	(1,721,218,453)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed consolidated interim statements of cash flows
For the six-month periods ended June 30, 2023 and 2022
(Figures stated in thousands, except as noted)

	2023		2022
Operating activities:
Net income	Ps.	82,159,155	247,649,107
Income taxes and duties	141,393,488		204,351,399
Depreciation and amortization of wells, pipelines, properties, plant and equipment	56,791,178		69,413,993
Amortization of intangible assets	196,096		129,615
Impairment (reversal of impairment) of wells, pipelines, properties, plant and equipment	66,084,491		(64,128,110)
Capitalized unsuccessful wells	1,437,971		6,716,632
Unsuccessful wells from intangible assets	15,667,953		4,539,894
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	3,454,946		2,014,611
Depreciation of rights of use	2,385,577		2,795,222
Cancellation of leases	(122,679)		—
Unrealized foreign exchange loss of reserve for well abandonment	2,024,600		1,614,548
Reclassification of translation effect	—		(10,383,296)
(Gains) on bargain purchase of business acquisition	—		(1,271,188)
(Profit) sharing in joint ventures and associates, net	(151,969)		(161,148)
Unrealized foreign exchange (income)	(212,796,067)		(80,028,226)
Interest expense	74,780,817		64,247,055
Interest income	(8,224,531)		(17,304,710)
Funds from operating activities	225,081,026		430,195,398
Profit-sharing duty and income tax paid	(111,964,235)		(192,454,948)
Derivative financial instruments	9,188,660		14,078,638
Customers and accounts receivable	22,639,795		(80,759,235)
Inventories	(4,946,859)		(66,383,907)
Accounts payable and accrued expenses	8,925,982		17,197,257
Suppliers	(27,102,713)		29,558,609
Provisions for sundry creditors	3,660,500		7,645,561
Employee benefits	29,971,712		29,340,108
Other taxes and duties	18,952,118		(11,145,004)
Net cash flows from operating activities	174,405,986		177,272,477
Investing activities
Business acquisition, net of cash acquired	—		(30,012,486)
Interest collected	1,310,166		739,870
Other assets	10,418,302		(11,322,482)
Acquisition of wells, pipelines, properties, plant and equipment	(119,235,272)		(123,984,332)
Acquisition of intangible assets	(19,291,829)		(15,195,916)
Net cash flows (used in) investing activities	(126,798,633)		(179,775,346)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	17,700,000		90,437,539
Proceeds from FONADIN grants	—		23,000,000
Collections from the Mexican Government	27,901,421		—
Interest collected from the Mexican Government	4,547,770		3,411,432
Lease payments	(2,939,198)		(3,791,199)
Interest of lease paid	(1,036,176)		(1,604,918)
Loans obtained from financial institutions	431,659,853		515,677,850
Debt payments, principal only	(436,838,825)		(565,601,629)
Interest paid	(75,009,928)		(67,056,203)
Net cash flows (used in) from financing activities	(34,015,083)		(5,527,128)
Net increase (decrease) in cash and cash equivalents	13,592,270		(8,029,997)
Effects of foreign exchange on cash balances	(13,891,581)		(3,544,233)
Cash and cash equivalents at the beginning of the year	64,414,511		76,506,447
Cash and cash equivalents at the end of the period (Note 9)	Ps.	64,115,200	64,932,217
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 1.    STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.
On August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.
Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.
The Subsidiary Entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).
The Subsidiary Entities and their primary purposes, are as follows:
•Pemex Exploration and Production: This entity is in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;
•Pemex Industrial Transformation: This entity performs activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others; and
•Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.
The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.
“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.
NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION
Authorization

On September 8, 2023, these condensed consolidated interim financial statements prepared under the International Financial Reporting Standards (“IFRS”) and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Carlos Fernando Cortez González, Acting Chief Financial Officer, Mr. José María del Olmo Blanco, Acting Deputy Director of Budgeting and Accounting, and Mr. Óscar René Orozco Piliado, Associate Managing Director of Accounting.

Basis of preparation
A.    Statement of compliance

PEMEX prepared its condensed consolidated interim financial statements as of June 30, 2023 and December 31, 2022, and for the three and six-month periods ended June 30, 2023, and 2022, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the IFRS as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2022. PEMEX estimates that there is no significant impact on its condensed consolidated interim financial statements due to the seasonality of operations. These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2022.
B.    Basis of accounting

These condensed consolidated interim financial statements have been prepared using the historical cost basis method, with the exception of the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)
C.    Going concern
The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 18-F).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

D.    Functional and reporting currency

These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.
The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;

iii.
Employee benefits provision was approximately 35% and 33% of PEMEX’s total liabilities as of June 30, 2023 and December 31, 2022, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.
With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Terms definition –

References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

E. Use of judgments and estimates

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.

The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2022.

i.Measurement of fair values

Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
NOTE 3.    SIGNIFICANT ACCOUNTING POLICIES
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. However, these new standards have not had a material effect on the condensed consolidated interim financial statements of PEMEX.
NOTE 4.    NEW STANDARDS RECENTLY ISSUED

The following amended standards and interpretations have not had a significant impact or are not anticipated to have it on the PEMEX’s consolidated financial statements:
i. Applicable as of January 1, 2023
•Insurance Contracts (Amendments to IFRS 17)
•Definition of Accounting Estimates (Amendments to IAS 8)
•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
ii. Applicable as of January 1, 2024
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

•Non-current Liabilities with Covenants (Amendments to IAS 1)

NOTE 5.    SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
As of June 30, 2023 and December 31, 2022, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.
As of June 30, 2023 and December 31, 2022, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (i)(iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited (“FIN”) (iii)(ix)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)(xii)
•KOT Insurance Company, AG. (“KOT”) (iii)(viii)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(iv)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (vi)(xi)
(i)Member Company of the “PMI Subsidiaries.”
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.0% in COMESA).
(iii)Petróleos Mexicanos owns 100.0% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

(ix)Operates in the Cayman Islands.
(x)Operates in the Netherlands.
(xi)Consolidated as of January 2022.
(xii)Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V., until April 20, 2023.

NOTE 6.    SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of June 30, 2023 and December 31, 2022, PEMEX’s operations were conducted through seven business segments:

1.Exploration and Production;
2.Industrial Transformation;
3.Logistics;
4.Deer Park (beginning January 20, 2022);
5.Trading Companies;
6.Corporate; and
7.Other Operating Subsidiary Companies.

Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at market prices.
The primary sources of revenue for PEMEX’s business segments are as described below:
•The Exploration and Production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies (as defined below). Crude oil export sales are made through the agent subsidiary company PMI CIM, to 16 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation. Additionally, it receives income from drilling services, and servicing and repairing wells.
•The Industrial Transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency or “ASA”). This segment’s most important products are different types of gasoline and diesel.
The Industrial Transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.
•The Logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.
•Effective January 20, 2022, the Deer Park segment includes DPRLP's operations, whose operating results and performance are currently and regularly reviewed as a separate business by PEMEX's Board of Directors. DPRLP generates revenues from sales of distillates and gasoline in the U.S. market.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

•The Trading Companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.
•The Corporate segment provides administrative, financing and consulting services to PEMEX’s subsidiary entities and companies.
•The Other Operating Subsidiary Companies segment provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary entities and companies.
The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the six-month period ended June 30, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	210,208,695	391,599,929	—	81,871,944	136,828,605	—	9,983,763	—	Ps.	830,492,936
Intersegment	243,185,733		122,295,916	54,666,766	6,247,343	281,288,494	45,034,813	26,984,640	(779,703,705)	—
Services income	13,179		164,645	884,275	—	1,012,550	457	27,797	—	2,102,903
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(59,536,095)		(6,548,396)	—	—	—	—	—	—	(66,084,491)
Cost of sales	225,377,034		577,117,863	40,042,416	80,669,955	409,704,279	460,531	32,732,333	(733,559,272)	632,545,139
Gross income (loss)	168,494,478		(69,605,769)	15,508,625	7,449,332	9,425,370	44,574,739	4,263,867	(46,144,433)	133,966,209
Distribution, transportation and sale expenses	316,937		9,571,998	124,281	—	54,240	16,959	40,072	(2,635,132)	7,489,355
Administrative expenses	36,044,430		33,205,975	10,518,433	376,269	1,278,091	38,132,660	3,270,774	(43,342,167)	79,484,465
Other revenue	1,567,552		6,675,653	1,008,815	13,848	363,057	633,924	1,907,599	—	12,170,448
Other expenses	2,399,104		19,848	1,451	275,190	140,995	952	3,527	(170,719)	2,670,348
Operating income (loss)	131,301,559		(105,727,937)	5,873,275	6,811,721	8,315,101	7,058,092	2,857,093	3,585	56,492,489
Financing income	30,052,525		559,823	9,175,301	342,625	206,440	78,981,548	603,430	(111,697,161)	8,224,531
Financing cost	61,914,236		17,221,094	200,419	79,092	2,560,933	103,293,487	1,205,132	(111,693,576)	74,780,817
Derivative financial instruments income (cost), net	7,277,345		390,478	—	—	(174,255)	(4,705,229)	—	—	2,788,339
Foreign exchange income (loss), net	120,010,658		116,517,971	180,487	—	67,687	(10,448,807)	4,348,136	—	230,676,132
Profit (loss) sharing in joint ventures and associates	(36,008)		2,536,741	44	—	12,703,617	113,450,915	18,693,622	(147,196,962)	151,969
Total duties, taxes and other	137,788,248		—	3,986,924	68,655	401,312	(1,147,993)	296,342	—	141,393,488
Net income	Ps.	88,903,595	(2,944,018)	11,041,764	7,006,599	18,156,345	82,191,025	25,000,807	(147,196,962)	82,159,155
Total current assets	843,095,989		244,095,842	274,576,032	29,017,242	200,879,944	1,520,298,659	105,043,856	(2,738,295,753)	478,711,811
Total non-current assets	842,714,333		493,465,218	155,495,584	27,365,605	99,590,366	291,681,281	399,253,967	(662,359,293)	1,647,207,061
Total current liabilities	503,725,524		1,052,497,596	84,161,480	7,644,001	152,008,082	1,884,684,765	49,373,312	(2,738,225,461)	995,869,299
Total long-term liabilities	1,779,099,360		617,484,028	78,146,459	3,940,414	330,424	1,648,187,493	46,948,084	(1,322,868,236)	2,851,268,026
Total equity (deficit)	(597,014,562)		(932,420,564)	267,763,677	44,798,432	148,131,804	(1,720,892,318)	407,976,427	660,438,651	(1,721,218,453)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	45,405,980		5,706,197	3,157,246	1,056,479	149,289	283,832	1,032,155	—	56,791,178
Depreciation of rights of use	113,458		1,587,118	211,854	—	122,344	294,821	55,982	—	2,385,577
Net periodic cost of employee benefits	18,748,351		27,211,126	4,349,264	—	2,051	16,638,728	23,002	—	66,972,522
Interest income (1)	89,075		485,865	32,888	184,924	40,456	6,133,697	365,906	—	7,332,811
Interest cost (2)	(225,250)		1,725,577	199,954	79,092	2,147,091	64,305,915	1,078,318	—	69,310,697
(1)Included in financing income.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

(2)Included in financing cost.

As of/for the three-month period ended June 30, 2023	Exploration and Production		Industrial Transformation		Logistics		DPRLP		Trading Companies		Corporate		Other Operating Subsidiary Companies		Intersegment eliminations		Total
Revenues:
Trade	Ps.	110,946,624	178,768,338		—		43,120,554		73,435,364		—		6,308,660		—		Ps.	412,579,540
Intersegment	119,412,979		60,765,403		29,994,502		587,387		132,348,619		24,362,588		13,414,644		(380,886,122)		—
Services income	6,419		121,522		938,914		(222)		502,541		225		7,917		—		1,577,316
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(18,867,771)		(7,079,332)		—		—		—		—		—		—		(25,947,103)
Cost of sales	121,795,236		277,734,654		21,622,942		41,697,687		203,398,658		315,117		17,483,960		(355,485,478)		328,562,776
Gross income (loss)	89,703,015		(45,158,723)		9,310,474		2,010,032		2,887,866		24,047,696		2,247,261		(25,400,644)		59,646,977
Distribution, transportation and sale expenses	148,578		3,985,661		76,746		—		(25,611)		(17,883)		19,442		(1,275,636)		2,911,297
Administrative expenses	19,585,824		17,219,109		5,279,115		150,244		763,313		18,450,331		1,529,133		(23,727,740)		39,249,329
Other revenue	702,841		2,843,993		973,245		9,590		150,105		568,126		725,894		—		5,973,794
Other expenses	1,744,962		(765)		444,794		137,247		19,922		952		3,039		(406,396)		1,943,755
Operating income (loss)	68,926,492		(63,518,735)		4,483,064		1,732,131		2,280,347		6,182,422		1,421,541		9,128		21,516,390
Financing income	13,880,957		348,807		4,552,787		204,983		108,226		37,157,911		254,191		(54,298,483)		2,209,379
Financing cost	28,815,708		9,588,288		118,058		38,100		1,241,563		50,473,637		619,456		(54,289,355)		36,605,455
Derivative financial instruments income (cost), net	3,050,956		174,753		—		—		(268,857)		(466,905)		—		—		2,489,947
Foreign exchange income (loss), net	54,114,570		55,403,887		106,473		—		32,713		(6,566,620)		2,268,407		—		105,359,430
Profit (loss) sharing in joint ventures and associates	(36,963)		1,398,321		44		—		3,121,162		39,013,523		4,551,956		(48,006,030)		42,013
Total duties, taxes and other	65,582,750		—		3,920,277		56,177		335,393		(592,463)		286,191		—		69,588,325
Net income	Ps.	45,537,554	Ps.	(15,781,255)	Ps.	5,104,033	Ps.	1,842,837	Ps.	3,696,635	Ps.	25,439,157	Ps.	7,590,448	Ps.	(48,006,030)	Ps.	25,423,379
Depreciation and amortization of wells, pipelines, properties, plant and equipment	23,246,437		2,695,759		1,552,736		494,220		67,644		132,626		546,198		—		28,735,620
Depreciation of rights of use	43,680		811,153		115,262		(135,604)		60,417		147,410		35,600		—		1,077,918
Net periodic cost of employee benefits	9,374,176		13,702,260		2,174,632		—		459		8,319,364		11,162		—		33,582,053
Interest income (1)	47,401		329,116		(2,874)		101,007		29,474		2,178,823		147,347		—		2,830,294
Interest cost (2)	(76,444)		847,327		118,004		38,100		1,031,926		32,008,505		573,675		—		34,541,093
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

As of/for the six-month period ended June 30, 2022	Exploration and Production	Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	308,298,472	618,726,186	—	126,668,052	169,781,579	—	10,356,048	—	1,233,830,337
Intersegment	374,019,724	145,380,711	41,159,889	8,413,658	379,281,826	38,006,417	32,371,556	(1,018,633,781)	—
Services income	55,992	542,874	755,518	837,375	1,069,040	528	6,389	—	3,267,716
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	21,547,474	40,823,408	1,474,790	—	282,438	—	—	—	64,128,110
Cost of sales	280,517,474	767,234,738	29,597,122	120,070,610	541,457,523	557,103	40,759,361	(981,395,848)	798,798,083
Gross income (loss)	423,404,188	38,238,441	13,793,075	15,848,475	8,957,360	37,449,842	1,974,632	(37,237,933)	502,428,080
Distribution, transportation and sales expenses	226,909	7,989,966	59,280	—	558,584	(3,187)	38,666	(2,147,372)	6,722,846
Administrative expenses	31,412,215	28,375,029	8,800,091	508,938	1,410,341	35,620,463	3,392,418	(35,021,478)	74,498,017
Other revenue	3,484,143	3,063,566	177,347	3,133,094	10,580,467	230,142	3,404,033	—	24,072,792
Other expenses	2,264,706	375,144	(30,061)	—	540,935	370,102	941	(82,443)	3,439,324
Operating income (loss)	392,984,501	4,561,868	5,141,112	18,472,631	17,027,967	1,692,606	1,946,640	13,360	441,840,685
Financing income	44,686,370	164,570	5,079,505	—	222,582	77,818,150	133,207	(110,799,674)	17,304,710
Financing cost	59,434,819	15,457,118	296,757	214,475	1,397,534	97,690,436	542,231	(110,786,315)	64,247,055
Derivative financial instruments (cost) income, net	(20,621,361)	(10,391)	—	—	(2,930,121)	(947,280)	—	—	(24,509,153)
Foreign exchange gain (loss), net	74,693,931	8,282,488	8,240	—	(146,636)	(2,072,184)	684,332	—	81,450,171
Profit (loss) sharing in joint ventures and associates	(405,548)	341,643	6	—	18,885,053	267,989,641	40,820,699	(327,470,346)	161,148
Taxes, duties and other	208,691,330	—	(2,578,759)	—	(722,559)	(1,126,984)	88,371	—	204,351,399
Net income (loss)	223,211,744	(2,116,940)	12,510,865	18,258,156	32,383,870	247,917,481	42,954,276	(327,470,345)	247,649,107
Depreciation and amortization of wells, pipelines, properties, plant and equipment	56,101,453	6,770,498	2,971,718	2,147,037	184,256	282,795	956,236	—	69,413,993
Depreciation of rights of use	186,043	1,862,027	318,829	—	358,045	33,486	36,792	—	2,795,222
Net periodic cost of employee benefits	17,814,976	25,952,724	4,009,029	—	875	15,802,644	21,011	—	63,601,259
Interest income (2)	69,819	164,090	—	—	27,615	4,453,222	17,349	—	4,732,095
Interest cost (3)	144,764	2,062,076	300,178	214,475	1,226,182	62,203,369	476,806	—	66,627,850
(1)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.
(2)Included in financing income.
(3)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

As of/for the three-month period ended June 30, 2022	Exploration and Production	Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	176,402,007	372,336,628	—	74,122,078	90,954,226	—	4,885,945	—	718,700,884
Intersegment	202,242,892	81,438,009	22,608,212	16,063,587	243,866,576	21,491,009	22,859,915	(610,570,200)	—
Services income	45,833	240,376	332,289	(10,005)	464,770	221	3,156	—	1,076,640
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	9,990,163	36,040,099	1,474,790	—	282,438	—	—	—	47,787,490
Cost of sales	154,405,392	452,943,152	15,967,750	78,458,043	334,450,072	306,429	25,769,717	(588,950,507)	473,350,048
Gross income (loss)	234,275,503	37,111,960	8,447,541	11,717,617	1,117,938	21,184,801	1,979,299	(21,619,693)	294,214,966
Distribution, transportation and sales expenses	95,812	4,143,250	43,281	—	257,652	(5,308)	23,635	(1,144,499)	3,413,823
Administrative expenses	17,086,738	14,507,399	4,443,379	508,132	753,675	17,435,165	2,157,880	(20,404,739)	36,487,629
Other revenue	1,152,714	1,790,925	162,645	(37,434)	144,191	99,443	1,021,310	—	4,333,794
Other expenses	691,951	262,533	(21,840)	—	411,970	62	195	(87,419)	1,257,452
Operating income (loss)	217,553,716	19,989,703	4,145,366	11,172,051	(161,168)	3,854,325	818,899	16,964	257,389,856
Financing income	17,205,283	105,124	2,744,749	—	135,093	39,675,983	106,516	(55,682,480)	4,290,268
Financing cost	30,858,509	8,145,452	143,080	90,462	768,596	50,092,918	307,257	(55,665,519)	34,740,755
Derivative financial instruments (cost) income, net	(15,003,046)	(11,554)	—	—	(1,476,609)	(266,740)	—	—	(16,757,949)
Foreign exchange gain (loss), net	15,945,048	4,611,961	16,825	—	(64,713)	(548,431)	(312,480)	—	19,648,210
(Loss) profit sharing in joint ventures and associates	(111,041)	62,323	(1,121)	—	10,085,425	131,492,618	16,961,908	(158,392,970)	97,142
Taxes, duties and other	113,131,952	—	(6,814,141)	—	(499,450)	(1,126,984)	79,989	—	104,771,366
Net income (loss)	91,599,499	16,612,105	13,576,880	11,081,589	8,248,882	125,241,821	17,187,597	(158,392,967)	125,155,406
Depreciation and amortization of wells, pipelines, properties, plant and equipment	29,691,333	3,271,172	1,489,959	1,100,491	92,774	134,641	490,130	—	36,270,500
Depreciation of rights of use	16,230	931,013	144,078	—	175,734	16,743	18,555	—	1,302,353
Net periodic cost of employee benefits	8,578,072	12,600,962	1,790,501	—	(1,378)	7,607,346	10,506	—	30,586,009
Interest income (2)	37,475	104,695	(746)	—	8,243	1,425,746	45,226	—	1,620,639
Interest cost (3)	44,344	903,139	151,231	214,475	651,075	31,596,305	274,608	—	33,835,177
(1)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.
(2)Included in financing income.
(3)Included in financing cost.

As of/for the year ended December 31, 2022	Exploration and Production	Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	915,532,623	296,527,986	251,070,455	31,935,985	208,042,447	1,548,257,534	101,716,681	(2,825,188,933)	527,894,778
Total non-current assets	886,317,756	502,433,210	160,667,832	32,675,568	104,756,605	431,460,970	407,146,635	(807,795,310)	1,717,663,266
Total current liabilities	519,212,766	1,078,322,279	79,817,063	10,287,103	163,897,630	1,856,611,334	46,619,334	(2,825,030,251)	929,737,258
Total non-current liabilities	1,968,555,771	614,563,455	75,200,326	4,153,387	513,730	1,891,640,785	42,864,055	(1,512,848,498)	3,084,643,011
Equity (deficit), net	(685,918,158)	(893,924,538)	256,720,899	50,171,062	148,387,691	(1,768,533,615)	419,379,927	704,894,507	(1,768,822,225)
(1)Beginning January 20, 2022, DPRLP information is now included as a separate business segment

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 7.    REVENUE
A.    Revenue disaggregation
For the six- and three-month periods ended June 30, 2023 and 2022, the revenues were as follows:

For the six-month period ended June 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2023
United States	Ps.	136,012,733	—	—	81,871,944	68,962,617	—	869,253	287,716,547
Other	39,759,687		—	—	—	5,264,697	—	40,520	45,064,904
Europe	33,896,770		—	—	—	2,573,765	—	—	36,470,535
Local	552,684		391,745,411	884,275	—	61,040,076	457	9,101,787	463,324,690
Incentive for automotive fuels (2)	—		19,163	—	—	—	—	—	19,163
Total	Ps.	210,221,874	391,764,574	884,275	81,871,944	137,841,155	457	10,011,560	832,595,839
2022
United States	Ps.	206,219,194	—	—	127,505,427	125,401,036	—	980,535	460,106,192
Other	68,066,246		—	—	—	4,147,571	—	3,047,940	75,261,757
Europe	33,875,463		—	—	—	2,326,347	—	—	36,201,810
Local	193,561		544,213,875	755,518	—	38,975,665	528	6,333,962	590,473,109
Incentive for automotive fuels (2)	—		75,055,185	—	—	—	—	—	75,055,185
Total	Ps.	308,354,464	619,269,060	755,518	127,505,427	170,850,619	528	10,362,437	1,237,098,053
Major products and services
2023
Crude oil	Ps.	210,131,099	—	—	—	1,955,375	—	—	212,086,474
Gas	77,596		31,648,990	—	2,439,805	17,270,489	—	—	51,436,880
Refined petroleum products	—		357,697,788	—	539,640	117,146,844	—	—	475,384,272
Incentive for automotive fuels (2)	—		19,163	—	—	—	—	—	19,163
Other	—		2,233,988	—	78,892,499	455,897	—	9,983,763	91,566,147
Services	13,179		164,645	884,275	—	1,012,550	457	27,797	2,102,903
Total	Ps.	210,221,874	391,764,574	884,275	81,871,944	137,841,155	457	10,011,560	832,595,839
2022
Crude oil	Ps.	308,160,903	—	—	—	—	—	—	308,160,903
Gas	137,569		64,589,228	—	4,592,291	49,777,615	—	—	119,096,703
Refined petroleum products			467,335,043	—	61,044,103	117,463,434	—	—	645,842,580
Incentive for automotive fuels (2)	—		75,055,185	—	—	—	—	—	75,055,185
Other	—		11,746,730	—	61,031,658	2,540,530	—	10,356,048	85,674,966
Services	55,992		542,874	755,518	837,375	1,069,040	528	6,389	3,267,716
Total	Ps.	308,354,464	619,269,060	755,518	127,505,427	170,850,619	528	10,362,437	1,237,098,053
Timing of revenue recognition
2023
Products transferred at a point in time	Ps.	210,208,695	381,329,360	884,275	81,871,944	136,828,605	—	9,983,763	821,106,642
Products and services transferred over the time	13,179		10,435,214	—	—	1,012,550	457	27,797	11,489,197
Total	Ps.	210,221,874	391,764,574	884,275	81,871,944	137,841,155	457	10,011,560	832,595,839
2022
Products transferred at a point in time	Ps.	308,298,472	590,794,339	755,518	126,668,052	169,781,579	—	10,356,048	1,206,654,008
Products and services transferred over the time	55,992		28,474,721	—	837,375	1,069,040	528	6,389	30,444,045
Total	Ps.	308,354,464	619,269,060	755,518	127,505,427	170,850,619	528	10,362,437	1,237,098,053

(1)Beginning January 20, 2022 DPRLP information is now included as a separate business segment.
(2)For more information on the incentive for automotive fuels see Note 7-D below.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

For the three-month periods ended June 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2023
United States	Ps.	69,342,075	—	—	43,120,332	34,568,985	—	400,358	147,431,750
Other	22,290,415		—	—	—	3,245,955	—	27,773	25,564,143
Europe	18,818,524		—	—	—	1,858,790	—	—	20,677,314
Local	502,029		178,890,234	938,914	—	34,264,175	225	5,888,446	220,484,023
Incentive for automotive fuels (2)	—		(374)	—	—	—	—	—	(374)
Total	Ps.	110,953,043	178,889,860	938,914	43,120,332	73,937,905	225	6,316,577	414,156,856
2022
United States	Ps.	112,342,310	—	—	74,112,073	66,505,495	—	151,366	253,111,244
Other	45,308,316		—	—	—	1,893,485	—	178,370	47,380,171
Europe	18,698,464		—	—	—	583,036	—	—	19,281,500
Local	98,750		308,047,814	332,289	—	22,436,980	221	4,559,365	335,475,419
Incentive for automotive fuels (2)	—		64,529,190	—	—	—	—	—	64,529,190
Total	Ps.	176,447,840	372,577,004	332,289	74,112,073	91,418,996	221	4,889,101	719,777,524
Major products and services
2023
Crude oil	Ps.	110,912,923	—	—	—	1,274,349	—	—	112,187,272
Gas	33,701		13,975,569	—	2,439,805	6,791,280	—	—	23,240,355
Refined petroleum products	—		164,464,859	—	(34,383,489)	65,086,715	—	—	195,168,085
Incentive for automotive fuels (2)	—		(374)	—	—	—	—	—	(374)
Other	—		328,284	—	75,064,238	283,020	—	6,308,660	81,984,202
Services	6,419		121,522	938,914	(222)	502,541	225	7,917	1,577,316
Total	Ps.	110,953,043	178,889,860	938,914	43,120,332	73,937,905	225	6,316,577	414,156,856
2022
Crude oil	Ps.	176,349,089	—	—	—	(545,108)	—	—	175,803,981
Gas	52,918		33,842,246	—	4,592,291	27,766,467	—	—	66,253,922
Refined petroleum products	—		266,504,836	—	43,645,022	63,577,862	—	—	373,727,720
Incentive for automotive fuels (2)	—		64,529,190	—	—	—	—	—	64,529,190
Other	—		7,460,356	—	25,884,765	155,005	—	4,885,945	38,386,071
Services	45,833		240,376	332,289	(10,005)	464,770	221	3,156	1,076,640
Total	Ps.	176,447,840	372,577,004	332,289	74,112,073	91,418,996	221	4,889,101	719,777,524
Timing of revenue recognition
2023
Products transferred at a point in time	Ps.	110,946,624	225,728,523	938,914	43,120,554	73,435,364	—	6,308,660	460,478,639
Products and services transferred over the time	6,419		(46,838,663)	—	(222)	502,541	225	7,917	(46,321,783)
Total	Ps.	110,953,043	178,889,860	938,914	43,120,332	73,937,905	225	6,316,577	414,156,856
2022
Products transferred at a point in time	Ps.	176,402,007	354,144,854	332,289	74,122,078	90,954,226	—	4,885,944	700,841,398
Products and services transferred over the time	45,833		18,432,150	—	(10,005)	464,770	221	3,157	18,936,126
Total	Ps.	176,447,840	372,577,004	332,289	74,112,073	91,418,996	221	4,889,101	719,777,524

(1)Beginning January 20, 2022 DPRLP information is now included as a separate business segment.
(2)For more information on the incentive for automotive fuels see Note 7-D below.

Nature, performance obligations and timing of revenue recognition
Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.
The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to two months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially estimating variables such as quality and volume claims, delays in boarding, etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.
The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”), where applicable.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.
B.    Accounts receivable in the statement of financial position
As of June 30, 2023 and December 31, 2022, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 113,476,185 and Ps. 107,117,145, respectively (see Note 10).
C.    Practical expedients
i.    Significant financial component, less than one year
PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.
ii.    Practical expedient
PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.
D. The Automotive Incentive

On March 4, 2022, the Mexican Government published a decree in the Official Gazette of the Federation establishing a tax incentive pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which the gasoline is traded in the domestic market, effective until December 31, 2024. For the six-month periods ended June 30, 2023 and 2022, this complementary incentive amounted Ps. 19,163 and Ps. 75,055,185, respectively, which is included as a separate line item in total sales in the Statement of Comprehensive Income (Loss).

NOTE 8.    FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments-
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of June 30, 2023, and December 31, 2022. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Additionally, as of June 30, 2023, and December 31, 2022, the disclosure of the fair value for the lease obligations is not required.

	Carrying amount						Fair value hierarchy
As of June 30, 2023	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	12,556,462	—	—	—	—	12,556,462	—	12,556,462	—	12,556,462
Equity instruments (1)	—	—	355,252	—	—	355,252	—	355,252	—	355,252
Total	12,556,462	—	355,252	—	—	12,911,714
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	64,115,200	—	64,115,200	—	—	—	—
Customers	—	—	—	113,476,185	—	113,476,185	—	—	—	—
Officials and employees	—	—	—	5,179,999	—	5,179,999	—	—	—	—
Sundry debtors	—	—	—	50,141,443	—	50,141,443	—	—	—	—
Investments in joint ventures and associates	—	—	—	1,787,482	—	1,787,482	—	—	—	—
Notes receivable	—	—	—	1,372,338	—	1,372,338	—	—	—	—
Mexican Government Bonds	—	—	—	82,098,172	—	82,098,172	80,144,423	—	—	80,144,423
Other assets	—	—	—	4,162,711	—	4,162,711	—	—	—	—
Total	—	—	—	322,333,530	—	322,333,530
Financial liabilities measured at fair value
Derivative financial instruments	(31,231,609)	—	—	—	—	(31,231,609)	—	(31,231,609)	—	(31,231,609)
Total	(31,231,609)	—	—	—	—	(31,231,609)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(231,157,760)	(231,157,760)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(90,734,407)	(90,734,407)	—	—	—	—
Leases	—	—	—	—	(45,215,204)	(45,215,204)	—	—	—	—
Debt	—	—	—	—	(1,886,616,956)	(1,886,616,956)	—	(1,621,807,044)	—	(1,621,807,044)
Total	—	—	—	—	(2,253,724,327)	(2,253,724,327)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2022	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	12,755,568	—	—	—	—	12,755,568	—	12,755,568	—	12,755,568
Equity instruments (1)	—	—	370,317	—	—	370,317	—	370,317	—	370,317
Total	12,755,568	—	370,317	—	—	13,125,885
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	64,414,511	—	64,414,511	—	—	—	—
Customers	—	—	—	107,117,145	—	107,117,145	—	—	—	—
Officials and employees	—	—	—	4,965,645	—	4,965,645	—	—	—	—
Sundry debtors	—	—	—	40,074,758	—	40,074,758	—	—	—	—
Investments in joint ventures and associates	—	—	—	2,043,966	—	2,043,966	—	—	—	—
Notes receivable	—	—	—	1,334,126	—	1,334,126	—	—	—	—
Mexican Government Bonds	—	—	—	110,179,517	—	110,179,517	108,062,414	—	—	108,062,414
Other assets	—	—	—	4,602,021	—	4,602,021	—	—	—	—
Total	—	—	—	334,731,689	—	334,731,689
Financial liabilities measured at fair value
Derivative financial instruments	(22,242,056)	—	—	—	—	(22,242,056)	—	(22,242,056)	—	(22,242,056)
Total	(22,242,056)	—	—	—	—	(22,242,056)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(282,245,250)	(282,245,250)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(81,808,426)	(81,808,426)	—	—	—	—
Leases	—	—	—	—	(51,131,575)	(51,131,575)	—	—	—	—
Debt	—	—	—	—	(2,091,463,996)	(2,091,463,996)	—	(1,853,421,785)	—	(1,853,421,785)
Total	—	—	—	—	(2,506,649,247)	(2,506,649,247)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

B. Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

C. Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black Scholes Model, and for crude oil options, through the Levy Model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the mark-to-market value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

Because PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D. Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments income (cost), net” line item in the consolidated statement of comprehensive income.

As of June 30, 2023, and December 31, 2022, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (18,675,147) and Ps. (9,486,488), respectively. As of June 30, 2023, and December 31, 2022, PEMEX did not have any DFIs designated as hedges for accounting purposes.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments income (cost), net” line item in the consolidated statement of comprehensive income (loss).

For the six-month periods ended June 30, 2023 and 2022, PEMEX recognized a net gain (loss) of Ps. 2,788,339 and Ps. (24,509,153), respectively, in the “Derivative financial instruments income (cost), net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of June 30, 2023, and December 31, 2022, PEMEX did not recognize any embedded derivatives (foreign currency or index).

E. IBOR reference rates transition

As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M”, and twelve months “12M”) or the EURIBOR in Euros, were scheduled to be replaced by alternative reference rates based on risk-free rates (RFR) obtained from market operations.

The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars (over-night “O/N” one month “1M”, three months “3M”, six months “6M” and twelve months “12M”).

PEMEX identified and reviewed contracts expiring after the applicable cessation dates that could be impacted by the change in the aforementioned rates and has carried out all the pertinent negotiations with its counterparties.

As of the second quarter of 2023, PEMEX has a reduced number of financial instruments referenced to LIBOR floating rates in U.S. dollars with maturity and interest rate fixation after June 2023. This portfolio of financial instruments is composed of debt instruments as shown below:

		*Notional Amounts As of June 30, 2023
	Reference Rate	(in thousands of U.S. dollars)
Debt	LIBOR 1M USD	450,101
	LIBOR 3M USD	206,370
	LIBOR 6M USD	701,113

*Note: Notional amounts with maturity after June 30, 2023

It should be noted that Petróleos Mexicanos has a financial instrument denominated in euros with the EURIBOR 3M as a reference rate. Said reference will continue to be published, by agreement of the European financial authorities, so its current contract does not require any amendment.

As of the second quarter of 2023, PEMEX has completed the restructuring of the DFIs that were originally referenced to LIBOR rates, leaving only RFR as its reference indexes and is working on all the relevant documentation.

Additionally, PEMEX has carried out the necessary adjustments to the financing contracts and continues to monitor the evolution of the IBORs transition in the market to anticipate any negative impact that these changes could have. The cases

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

that had not been finalized at the end of the second quarter of 2023 were being attended and registered a high degree of progress.

Given the policy of not entering into new financing operations at floating rates referenced to IBOR, since 2021 and to the second quarter of 2023, PEMEX contracted financing operations in U.S. dollars at floating rates linked to the new RFR rates.

Moreover, derived from the transition to the alternative RFR, PEMEX has adopted a policy of not entering into new DFIs referenced to IBOR rates. Furthermore, the discount curves that PEMEX uses to obtain the fair value of its DFIs already include in their construction instruments of the corresponding currency referenced to the new RFR.

In the event that TIIE ceases to be published, the portfolio of financial instruments referenced to these floating rates is composed of debt instruments and DFIs as shown below:

		*Notional Amounts As of June 30, 2023
	Reference Rate	(in thousands of pesos)
Debt	TIIE 28D MXN	106,238,606
	TIIE 91D MXN	29,060,976
DFI	TIIE 28D MXN	32,505,574

*Note: Notional amounts with maturity after June 30, 2023.

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the tables above since PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.

Regarding PMI Trading, its credit agreements contained flexible provisions that would help smooth the transition to an alternative rate in the event that LIBOR rates ceased to be published. PMI Trading has finished the amendment process of its credit agreements. This process has enabled PMI Trading to keep using the LIBOR rates until they are ceased to be published and then continue with the new SOFR rates as benchmark rates.

NOTE 9.    CASH AND CASH EQUIVALENTS
As of June 30, 2023 and December 31, 2022, cash and cash equivalents were as follows:

	June 30, 2023		December 31, 2022
Cash on hand and in banks (1)	Ps.	49,496,171	Ps.	41,316,304
Highly liquid investments (2)	14,619,029		23,098,207
Total of cash and cash equivalents	Ps.	64,115,200	Ps.	64,414,511
(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term Mexican Government investments.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE
As of June 30, 2023 and December 31, 2022, accounts receivable and other receivables were as follows:
A.    Customers

	June 30, 2023		December 31, 2022
Domestic customers, net	Ps.	72,378,073	Ps.	69,979,713
Export customers, net	41,098,112		37,137,432
Total customers, net	Ps.	113,476,185	Ps.	107,117,145

B.    Other financial and non-financial accounts receivable

	June 30, 2023		December 31, 2022
Financial assets:
Sundry debtors (1)	Ps.	50,141,443	Ps.	40,074,758
Employees and officers	5,179,999		4,965,645
Total financial assets	Ps.	55,321,442	Ps.	45,040,403
Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps.	61,733,516	Ps.	44,597,094
Special Tax on Production and Services	22,891,100		75,213,134
Other accounts receivable	5,142,859		2,911,791
Total non-financial assets	Ps.	89,767,475	Ps.	122,722,019
(1) Includes Ps. (678,195) and Ps. (251,086) of impairment, as of June 30, 2023 and December 31, 2022, respectively.
NOTE 11.    INVENTORIES
As of June 30, 2023 and December 31, 2022, inventories were as follows:

	June 30, 2023		December 31, 2022
Refined and petrochemicals products	Ps.	50,929,957	Ps.	60,838,241
Crude oil	32,239,986		32,971,427
Products in transit	22,793,175		25,345,696
Materials and products in stock	6,169,050		6,171,040
Gas and condensate products	241,985		298,029
Materials in transit	27,858		393,964
Total	Ps.	112,402,011	Ps.	126,018,397

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 12.    INVESTMENTS IN JOINT VENTURES AND ASSOCIATES
A. The investments in joint ventures and associates as of June 30, 2023 and December 31, 2022 were as follows:

	Percentage of investment	June 30, 2023		December 31, 2022
Sierrita Gas Pipeline LLC	35.00%	Ps.	845,220	Ps.	1,051,626
Frontera Brownsville, LLC	50.00%	370,391		410,097
Texas Frontera, LLC	50.00%	177,635		185,967
CH 4 Energía, S.A. de C.V.	50.00%	161,658		170,188
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.00%	112,792		91,537
Other, net	Various	119,786		134,551
Total		Ps.	1,787,482	Ps.	2,043,966

Profit (loss) sharing in joint ventures and associates:

	Six-month periods ended June 30,
	2023		2022
Texas Frontera, LLC	31,239		7,256
Sierrita Gas Pipeline LLC	28,753		81,445
CH4 Energía, S.A. de C.V.	22,970		20,809
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	21,256		2,201
Frontera Brownsville, LLC	1,623		7,428
Other, net	46,128		42,009
Profit sharing in joint ventures and associates, net	Ps.	151,969	Ps.	161,148

	Three-month periods ended June 30,
	2023		2022
Texas Frontera, LLC	19,351		4,264
CH4 Energía, S.A. de C.V.	11,049		4,344
Frontera Brownsville, LLC	704		4,505
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	(9,042)		19,744
Sierrita Gas Pipeline LLC	(778)		48,643
Other, net	20,729		15,642
Profit sharing in joint ventures and associates, net	Ps.	42,013	Ps.	97,142

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

B.    Additional information about the significant investments in joint ventures and associates is presented below:
Joint venture
•Deer Park. On March 31, 1993, PMI NASA acquired 49.995% of the Deer Park Refinery. In its capacity as general partner of DPRLP, Shell was responsible for the operation and management of the Deer Park Refinery (installed capacity of approximately 340,000 barrels per day of crude oil).
Management decisions were made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants had the rights to the net assets in the proportion of their participation. This joint venture was recorded under the equity method.
The investment in Deer Park as of December 31, 2021 was Ps. 6,703,324, which represented PMI NASA’s 49.995% interest in Deer Park.

Acquisition of the joint venture
See accounting policy in Note 3-A(i) (Business combinations) and (v) (Interests in equity-accounted investees) of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2022.
In this observable transaction the value of the debt was agreed up to U.S.$1,192,000 as the fair value of the 100% of the interest in Deer Park, i.e., U.S.$596,000, equivalent to 50.005% of the interest.
On January 20, 2022, PMI SUS acquired the remaining 50.005% of participation and voting interest in Deer Park through a purchase agreement with Shell. Through this operation, PEMEX indirectly acquired control over Deer Park. As a result of the acquisition, this company is now consolidated in PEMEX’s financial statements. Beginning January 20, 2022, DPRLP’s business model changed from a company that obtained revenues from services for processing crude oil to a company that buys and processes crude oil and sells gasolines and distillates.

Deer Park is a limited partnership under the laws of Delaware, with operations in Deer Park, Texas. The purpose of the acquisition is to strengthen and increase the refining capacity under PEMEX’s control. PEMEX has begun shipping products to Mexico from the refinery to strengthen the fuels supply.
Prior to the acquisition, the participation in Deer Park was recognized as a joint venture. As a result, the participation was recognized in PEMEX’s consolidated financial statements using the equity method.
On November 3, 2021, the Board of Directors authorized PEMEX’s capitalization of HHS and HPE up to the amount received from the Fondo Nacional de Infraestructura (National Infrastructure Fund or “FONADIN”) as a non-recoverable contribution to enable HHS and HPE, in turn, to capitalize PMI NASA and PMI SUS. These capitalizations were used to meet financial commitments arising out of the acquisition of Shell’s interest in Deer Park. During January 2022, the amount received and recorded from the FONADIN totaled Ps. 23,000,000 (U.S.$1,127,285). In addition, PEMEX entered into a borrowing of Ps. 8,974,406 (U.S.$436,000) due in one year.
In recognition of this transaction, PEMEX is applying the purchase method in accordance with International Financial Reporting Standard (IFRS) 3 “Business Combinations”, accounting for the transaction as a business combination achieved in stages. The acquiree company included in the identifiable assets at the date of acquisition of DPRLP are inputs (mainly Properties, Plant and Equipment and inventories), production processes and workforce. PEMEX has determined that together the acquired inputs and processes significantly contribute to the ability to generate revenue. PEMEX has concluded that the acquired set is a business.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Consideration transferred
PEMEX’s purchase of control of Deer Park, through the 50.005% interest owned by Shell, included the following:

Cash paid to Shell	Ps.	8,597,743	U.S.$	421,396
Payment of debt to third parties	18,289,066		896,391
Payment of DPRLP’s debt to company partners	3,496,054		171,350
Total consideration paid in cash	Ps.	30,382,863	U.S.$	1,489,137
Settlement of pre-existing relationship	6,663,803		326,609
Total consideration paid in cash and settlement of pre-existing relationship	Ps.	37,046,666	U.S.$	1,815,746
The settlement of the pre-existing relationship includes the payment of 100% of PMI NASA’s Partners Loan (Ps. 1,227,383 or U.S.$60,157 with cash and Ps. 5,436,420 or U.S.$266,452 with equity) which Deer Park used for operative purposes, and which consisted of a principal of Ps. 6,630,975 (U.S.$325,000) and interest of Ps. 32,828 (U.S.$1,609). With this settlement, the account receivable registered on PMI NASA’s books was capitalized. As the book value of this item was equal to its fair value and there were no cancellation clauses, no effects were recognized in the profit or loss of the year 2022.
Acquisition-related costs
Acquisition-related costs for the 50.005% interest in Deer Park totaled Ps. 145,937 (U.S.$7,091) recognized in the administrative expenses line item in the profit or loss for 2022.
Identifiable assets acquired and liabilities assumed.

The following table summarizes the fair value of the identifiable assets acquired, including the recognized value of the PEMEX interest prior to the purchase.

Cash and cash equivalents	Ps.	1,597,759	U.S.$	78,310
Inventories	6,918,473		339,091
Other current assets	131,661		6,453
Total current Assets	Ps.	8,647,893	U.S.$	423,854
Property, Plant and Equipment	29,669,961		1,454,196
Total identifiable net assets acquired	Ps.	38,317,854	U.S.$	1,878,050
PEMEX carried out the valuation of the fair value of the business acquired under the market approach since it has information on an observable transaction between independent parties, is duly informed and is in a free competition market.
At the acquisition date, considering the amount of the value of the net assets and the consideration transferred, a gain at a bargain purchase was determined as follows:

Total consideration transferred	Ps.	37,046,666	U.S.$	1,815,746
Fair value of the identifiable net assets acquired	(38,317,854)		(1,878,050)
Gain on bargain purchase	Ps.	(1,271,188)	U.S.$	(62,304)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

There was not any gain or loss in the previously held interest because the book value and the fair value of these items was zero at the acquisition date. The technique used for the measuring of the fair value of the previous held interest was the adjusted book value method.
The gain on bargain purchase was recognized in other income line item in the profit or loss of the period.
The gain of U.S.$62,304 (Ps. 1,271,188) was due to closing adjustments consisting of Shell’s assumption of DPRLP’s accrued expenses and taxes and the pro-rated cash.
From the acquisition date to December 31, 2022, DPRLP contributed Ps. 238,940,945 to PEMEX’s total revenues and Ps. 20,905,292, to PEMEX’s total income for the period.
As of December 31, 2022, PEMEX recognized Ps. (10,383,296) of currency translation effects from the investment in DPRLP into other income, as a result of derecognizing the equity method.
Associates
•Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.
•Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.
•Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.
•CH4 Energía, S.A. de C.V. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.
•Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 13.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET
As of June 30, 2023 and December 31, 2022, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2022	951,486,189		13,548,596	495,475,879	1,487,962,570	70,711,580	415,885,213	49,310,555	28,534,437	253,435,510	44,765,993	3,811,116,522
Acquisitions (2)	24,924,550		311,390	1,618,940	10,336,630	2,090,630	907,100	5,238,190	(3,064,920)	101,595,260	56,160	144,013,930
Reclassifications	(190)		—	(71,210)	—	(530)	—	(76,130)	(4,040)	—	—	(152,100)
Capitalization	8,340,710		—	4,044,640	30,885,250	746,020	662,340	590,880	—	(45,680,130)	410,280	(10)
Disposals	(1,204,880)		—	(85,130)	—	(360)	—	(245,840)	(650,280)	(732,720)	—	(2,919,210)
Translation effect	(2,836,830)		—	(50,260)	—	(275,160)	—	(235,640)	(132,920)	(3,407,970)	(70,850)	(7,009,630)
Balances as of June 30, 2022	Ps.	980,709,549	13,859,986	500,932,859	1,529,184,450	73,272,180	417,454,653	54,582,015	24,682,277	305,209,950	45,161,583	3,945,049,502
Balances as of January 1, 2023	1,053,836,879		14,840,995	493,683,632	1,586,407,714	73,865,712	420,363,210	50,809,657	29,297,417	374,025,584	53,125,295	4,150,256,095
Acquisitions	7,406,760		2,130,670	651,070	14,987,680	6,740	773,510	839,640	2,162,760	97,051,190	140,930	126,150,950
Reclassifications	412,300		—	103,360	2,967,760	(176,590)	—	39,610	(60)	(124,960)	—	3,221,420
Capitalization	6,420,470		—	6,050,860	46,219,390	246,960	4,491,700	456,050	38,040	(63,923,470)	—	—
Disposals	(619,260)		(511,310)	(130,210)	(1,094,130)	(49,390)	—	(371,460)	(13,330)	(2,310,810)	(600)	(5,100,500)
Translation effect	(16,417,790)		—	(195,880)	—	(1,222,840)	—	(83,550)	(522,430)	(28,659,120)	(304,280)	(47,405,890)
Balances as of June 30, 2023	Ps.	1,051,039,359	16,460,355	500,162,832	1,649,488,414	72,670,592	425,628,420	51,689,947	30,962,397	376,058,414	52,961,345	4,227,122,075

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Accumulated depreciation and amortization
Balances as of January 1, 2022	(682,489,735)		(6,281,568)	(236,437,335)	(1,182,871,028)	(45,856,045)	(264,074,556)	(44,695,207)	(15,059,962)	(58,818,479)	—	(2,536,583,915)
Depreciation and amortization	(19,569,930)		(213,980)	(7,707,800)	(31,834,810)	(934,610)	(7,443,710)	(1,388,530)	(320,623)	—	—	(69,413,993)
Reclassifications	90		—	—	71,670	530	—	75,760	4,050	—	—	152,100
(Impairment)	(18,573,240)		—	(1,321,170)	(4,974,170)	—	—	—	—	(109,370)	—	(24,977,950)
Reversal of impairment	57,865,740		—	3,976,210	14,999,070	—	10,765,280	—	—	1,499,760	—	89,106,060
Disposals	334,530		—	48,220	—	360	—	231,470	290,019	—	—	904,599
Translation effect	1,720,180		—	23,470	—	136,790	—	198,590	5,970	—	—	2,085,000
Balances as of June 30, 2022	Ps.	(660,712,365)	(6,495,548)	(241,418,405)	(1,204,609,268)	(46,652,975)	(260,752,986)	(45,577,917)	(15,080,546)	(57,428,089)	—	(2,538,728,099)
Balances as of January 1, 2023	(789,443,853)		(6,593,644)	(264,441,515)	(1,260,106,083)	(47,796,496)	(294,192,090)	(45,932,403)	(15,664,032)	(57,335,129)	—	(2,781,505,245)
Depreciation and amortization	(16,425,970)		(403,660)	(6,395,380)	(25,684,940)	(956,350)	(5,500,690)	(728,730)	(695,458)	—	—	(56,791,178)
Reclassifications	(405,220)		—	(103,360)	(2,989,670)	309,120	—	(32,350)	60	—	—	(3,221,420)
(Impairment)	(17,687,630)		—	(5,426,790)	(32,382,700)	—	(25,066,390)	—	—	(368,181)	—	(80,931,691)
Reversal of impairment	9,514,200		—	329,110	532,450	—	—	—	—	4,471,440	—	14,847,200
Disposals	222,630		219,120	109,680	740,570	—	—	349,170	4,384	—	—	1,645,554
Translation effect	9,325,760		—	180,200	—	610,030	—	50,820	87,700	—	—	10,254,510
Balances as of June 30, 2023	Ps.	(804,900,083)	(6,778,184)	(275,748,055)	(1,319,890,373)	(47,833,696)	(324,759,170)	(46,293,493)	(16,267,346)	(53,231,870)	—	(2,895,702,270)
Wells, pipelines, properties, plant and equipment—net as of June 30, 2022	Ps.	319,997,184	7,364,438	259,514,454	324,575,182	26,619,205	156,701,667	9,004,098	9,601,731	247,781,861	45,161,583	1,406,321,403
Wells, pipelines, properties, plant and equipment—net as of June 30, 2023	Ps.	246,139,276	9,682,171	224,414,777	329,598,041	24,836,896	100,869,250	5,396,454	14,695,051	322,826,544	52,961,345	1,331,419,805
Depreciation rates	3 to 5%		5%	2 to7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—
(1)Mainly wells, pipelines and plants.
(2)On January 20, 2022, PEMEX acquired assets with a cost of Ps. 29,669,961, consisting mainly of plants. This amount includes assets acquired through a business combination (see Note 12).

A.For the six-month periods ended June 30, 2023 and 2022, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,389,748 and Ps. 1,674,380, respectively. Financing cost rates during the six-month periods ended June 30, 2023 and 2022 were 6.47% to 7.54% and 5.40% to 6.48%, respectively.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

B.The combined depreciation of fixed assets and amortization of wells for the six-month periods ended June 30, 2023 and 2022, recognized in operating costs and expenses, was Ps. 56,791,178 and Ps. 69,413,993, respectively. These figures include costs related to plugging and abandonment of wells for the six-month periods ended June 30, 2023 and 2022 of Ps. 30,330 and Ps. 35,914, respectively.
C.As of June 30, 2023 and December 31, 2022, provisions relating to future plugging of wells costs amounted to Ps. 60,915,126 and Ps. 66,699,388, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).
D.For the six-month periods ended June 30, 2023 and 2022, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. (37,151,380) and Ps. (4,924,630), respectively, which was mainly plant.
E.During the six-month periods ended June 30, 2023 and 2022, PEMEX recognized a net (impairment) and a net reversal of impairment of Ps. (66,084,491) and Ps. 64,128,110, respectively, which is presented as a separate line item in the consolidated statement of comprehensive income (loss) as follows:

	2023	2022
	(Impairment) / Reversal of impairment, net
Pemex Exploration and Production	(59,536,095)	21,547,474
Pemex Industrial Transformation	(6,548,396)	40,823,408
Pemex Logistics	—	1,474,790
MGAS	—	282,438
(Impairment) reversal of impairment, net	(66,084,491)	64,128,110
Cash-Generating Unit of Pemex Exploration and Production
During the six-month periods ended June 30, 2023 and 2022, Pemex Exploration and Production recognized a net impairment and net reversal of impairment of Ps. (59,536,095) and Ps. 21,547,474, respectively, shown by GCUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

	2023		2022
Chuc	(19,216,570)		—
Crudo Ligero Marino	(7,863,676)		—
Aceite Terciario del Golfo	(6,634,837)		—
Ogarrio Magallanes	(6,448,126)		(7,928,033)
Burgos	(5,995,860)		9,124,073
Tsimin Xux	(5,224,009)		723,354
Ixtal - Manik	(4,837,174)		—
Cantarell	(2,851,694)		11,363,472
Antonio J. Bermúdez	(1,139,810)		6,252,924
Poza Rica	(751,664)		—
Tamaulipas Constituciones	(742,705)		1,603,470
Arenque	(528,440)		—
Misión (CEE)	(28,177)		234,658
Santuario El Golpe	(112,355)		—
Cuenca de Macuspana	(70,075)		225,477
Lakach	2,905,272		(84,404)
Cárdenas Mora (CEE)	3,805		—
Ébano (CEE)	—		32,483
Total	Ps.	(59,536,095)	21,547,474
As of June 30, 2023, Pemex Exploration and Production recognized a net impairment of Ps. (59,536,095) mainly due to: (i) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps. 83,067,440, mainly in the Chuc, Crudo Ligero Marino, Tsimin Xux and Ixtal-Manik CGUs; (ii) the negative effect due to an exchange rate of Ps. 31,854,861, from Ps. 19.4143 = U.S.$1.00 as of December 31, 2022, to Ps. 17.0720 = U.S.$1.00 as of June 30, 2023 and (iii) an increase in the discount rate of Ps. 13,119,343, from 9.31% in December 31, 2022 to 10.42% in June 30, 2023, due to the increase in the debt component in the Weighted Average Cost of Capital (“WAAC”) derived from the rise in global interest rates, which impacted PEMEX's benchmark rates that oil and gas industry uses to determine these discount rates. These effects were partially offset by (i) an increase in crude oil prices, generating a positive effect of Ps. 42,858,913; (ii) a positive tax effect of Ps. 23,439,232, due to the decrease in production profiles volume in the barrel of crude oil equivalent and (iii) a positive effect of Ps. 2,207,404 due to lower freight and distribution costs.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

As of June 30, 2022, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 21,547,474, mainly due to an increase in crude oil prices, generating a positive effect of Ps. 123,125,874, mainly in the Cantarell, Burgos and Antonio J. Bermúdez CGUs. These effects were partially offset by (i) a decrease in production volume of crude oil and higher transportation and distribution costs, resulting in a negative effect of Ps. 63,545,318; (ii) a lower exchange rate gain of Ps. 5,781,853, from a peso/U.S. dollar exchange rate of Ps. 20.5835 = U.S.$1.00 as of December 31, 2021 to Ps. 19.9847 = U.S. $1.00 as of June 30, 2022; (iii) a negative effect of Ps. 25,052,959, due to an increase in the discount rate from 5.68% to 7.41%; and (iv) a negative tax effect of Ps. 7,198,269, due to higher income as a result of an increase in hydrocarbon prices.
The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.
Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.
To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

As of June 30,
	2023	2022
Average crude oil price	61.72 U.S.$/bl	60.99 U.S.$/bl
Average gas price	4.96 U.S.$/mpc	5.09 U.S.$/mpc
Average condensates price	67.57 U.S.$/bl	68.27 U.S.$/bl
After-tax discount rate	10.42% annual	7.41% annual

For the six-month periods ended June 30, 2023 and 2022 the total forecast production, calculated with a horizon of 25 years, was 6,685 billion barrels per day (Bbd) and 6,955 Bbd per day of crude oil equivalent, respectively.
Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

As of June 30, 2023 and 2022, values in use for CGU with impairment or reversal of impairment are:

	2023		2022
Aceite Terciario del Golfo	Ps.	37,276,319	84,116,214
Chuc	36,565,512		83,989,635
Tsimin Xux	27,851,730		29,258,331
Ogarrio Magallanes	24,027,128		18,112,667
Crudo Ligero Marino	17,206,881		33,269,762
Antonio J. Bermúdez	8,654,361		23,181,387
Burgos	7,399,377		13,200,629
Ixtal - Manik	6,472,463		20,986,390
Poza Rica	5,500,551		—
Arenque	4,084,877		6,674,267
Lakach	3,328,644		—
Tamaulipas Constituciones	1,931,129		7,233,388
Ku-Maloob-Zaap	—		724,768,145
Cuenca de Veracruz	—		142,657,247
Cactus Sitio Grande	—		38,229,203
Cuenca de Macuspana	(83,935)		874,044
Misión (CEE)	(716,358)		—
Cárdenas Mora	(2,148,930)		—
Santuario El Golpe	(2,412,398)		—
Cantarell	(11,456,751)		63,391,663
Total	Ps.	163,480,600	1,289,942,972
Cash-Generating Units of Pemex Industrial Transformation
As of June 30, 2023, and 2022, Pemex Industrial Transformation recognized a net impairment and net reversal of impairment of Ps. (6,548,396) and Ps. 40,823,408, respectively, shown by CGU as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

	2023		2022
Madero Refinery	(10,210,354)		14,750,919
Minatitlán Refinery	(4,558,203)		32,560,935
Cosoleacaque Petrochemical Complex	(1,301,741)		(1,090,260)
Burgos Gas Processor Complex	(808,931)		—
Matapionche Gas Processor Complex	(156,642)		—
Arenque Gas Processor Complex	(104,647)		—
Tula Refinery	—		9,830,444
Pajaritos Petrochemical Complex	—		31,633
Nuevo Poza Rica Gas Processor Complex	—		(2,294,830)
Poza Rica Gas Processor Complex	28,342		—
Cangrejera Petrochemical Complex	524,059		(5,443,028)
Nuevo Pemex Gas Processor Complex	1,080,820		—
Morelos Petrochemical Complex	3,208,249		(7,522,405)
Salamanca Refinery	5,750,652		—
Total	Ps.	(6,548,396)	40,823,408

As of June 30, 2023, the net impairment of Ps. (6,548,396) was due to a negative effect due to an exchange rate of Ps. 19.4143 = U.S.$1.00 as of December 31, 2022 to Ps. 17.0720 = U.S. $1.00 as of June 30, 2023. These effects were partially offset by (i) an improvement in production levels as a result of application of rehabilitation program and (ii) a slight decrease in the discount rate of CGUs of refined products by 14.16% as of December 31, 2022 to 14.10% as of June 30, 2023.

As of June 30, 2022, the net reversal of impairment of Ps. 40,823,408 was mainly the result of a 26.8% increase in refining sales price. These effects were partially offset by (i) an increase in the discount rate of CGUs of refined products by 12.1% and a decrease in the discount rate of ethylene products by 2.2%; and (ii) a decrease in the exchange rate of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 20.5835 = U.S.$1.00 as of December 31, 2021, to Ps. 19.9847 = U.S.$1.00 as of June 30, 2022, which are used as cash flows when U.S. dollars are taken as reference.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of June 30,
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Refining		Gas		Petrochemicals		Ethylene		Fertilizers
Average crude oil Price (U.S.$)	75.2	100.15	N.A.		N.A.		N.A.		N.A
Processed volume (1)	903 mbd	889 mbd	2,575	2,148	Variable because the load inputs are diverse
Rate of U.S.$	$17.0720	$19.9847	$17.0720	$19.9847	$17.0720	19.9847	$17.0720	19.9847	$17.0720	$19.9847
Useful lives of the cash-generating units (year average)	11	12	6	7	5	5	5	5	5	5
Pre-tax discount rate	14.10%	10.59%	13.26%	10.62%	10.46%	8.82%	10.46%	8.82%	13.05%	10.49%
Period (2)	2023 - 2033		2023 - 2028		2023 - 2027		2023 - 2027		2023 - 2027

(1)Average of the first four years.
(2)The first five years are projected and stabilize at year six.
N.A. = Not applicable
CGUs in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of June 30, 2023 and 2022, the value in use for the impairment of fixed assets was as follows:

	2023		2022
Tula Refinery	Ps.	55,664,585	73,772,599
Salina Cruz Refinery	44,338,748		80,118,065
Salamanca Refinery	28,617,019		—
Nuevo Pemex Gas Processor Complex	27,965,299		—
Morelos Petrochemicals Complex	2,969,979		—
Burgos Gas Processor Complex	965,475		—
Cosoleacaque Petrochemicals Complex	858,643		—
Madero Refinery	730,425		17,085,340
Minatitlán Refinery	(3,168,068)		53,497,755
Poza Rica Gas Processor Complex	(2,038,230)		1,504,232
Total	Ps.	156,903,875	225,977,991

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 14.    INTANGIBLE ASSETS, NET
As of June 30, 2023 and December 31, 2022, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 22,622,380 and Ps. 30,024,934, respectively.
A.    Wells unassigned to a reserve

	As of June 30,
	2023		2022
Wells unassigned to a reserve:
Balance at the beginning of the year	Ps.	28,388,655	18,639,136
Additions to construction in progress	18,994,442		13,421,438
Transfers against expenses	(15,667,953)		(4,539,894)
Transfers against fixed assets	(10,669,293)		(3,513,868)
Balance at the end of the period	Ps.	21,045,851	24,006,812
As of June 30, 2023 and 2022, PEMEX recognized expenses related to unsuccessful wells of Ps. 17,105,924 and Ps. 11,256,526, respectively, directly in its statement of comprehensive income (loss).

B.    Other intangible assets
Other intangible assets are mainly licenses, exploration expenses, evaluation of assets and concessions.

	As of June 30,
	2023		2022

Balance at the beginning of the year	Ps.	1,636,280	1,377,010
Additions	297,387		1,774,478
Effects of foreign exchange	(161,042)		19,659
Amortization	(196,096)		(129,615)
Balance at the end of the period	Ps.	1,576,529	3,041,532

NOTE 15.    GOVERNMENT BONDS, LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS
A.    Government bonds
As of June 30, 2023 and December 31, 2022, the balance of Government Bonds valued at amortized cost was as follows:

	2023		2022
Government Bonds (1)	Ps.	82,098,172	Ps.	110,179,517
Less: current portion of Government Bonds, net of expected credit losses	29,229,148		46,526,257
Total long-term of Government bonds	Ps.	52,869,024	Ps.	63,653,260

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

(1)As of June 30, 2023 and December 31, 2022, includes an expected credit loss of Ps. 9,717 for both periods.
As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the FOLAPE for payments related to its pension and retirement plan obligations.

During the period from January 1 to June 30, 2023, interest income generated by the Government Bonds amounted to Ps. 3,985,217, of which Petróleos Mexicanos received payments in the amount of Ps. 4,547,770. During the period from January 1 to June 30, 2022, interest income generated by the Government Bonds amounted to Ps. 3,457,960, of which Petróleos Mexicanos received payments in the amount of Ps. 3,411,432.
As of June 30, 2023 and December 31, 2022 the Government Bonds consist of 16 and 17 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and
Public Credit or “SHCP”) with maturities between 2023 and 2026, at nominal values of Ps. 74,590,611, Ps. 913,482 in UDIs and Ps. 102,492,032, Ps. 913,482 in UDIs, respectively.
As of June 30, 2023 and December 31, 2022, the fair value of the transferred assets was Ps. 80,144,423 and Ps. 108,062,414, respectively and the fair value of the associated liabilities was Ps. 60,005,770 and Ps. 82,372,990, respectively, resulting in a net position of Ps. 20,138,653 and Ps. 25,689,424, respectively.
As of June 30, 2023 and December 31, 2022, the recorded liability was Ps. 76,360,199 (Ps. 75,586,279 of principal and Ps. 773,920 of interest) and Ps. 90,577,596 (Ps. 89,739,938 of principal and Ps. 837,658 of interest), respectively.
The roll-forward of the Mexican Government Bonds is as follows:

	As of June 30,
	2023		2022
Balance as of the beginning of the year	Ps.	110,179,517	Ps.	110,855,356
Government Bonds collected (1)	(27,901,421)		—
Accrued interests	3,985,217		3,457,960
Interests received from bonds	(4,547,770)		(3,411,432)
Impact of the valuation of bonds in UDIs	109,585		231,371
Amortized cost	270,498		144,580
Reversal of impairment (impairment) of bonds	2,546		(1,472)
Balance at the end of the period	Ps.	82,098,172	Ps.	111,276,363
(1)For 2023, Mexican Government Bonds were collected on March 9, 2023.
B.    Long-term notes receivable
As of June 30, 2023 and December 31, 2022, the balance of long-term notes receivable was Ps. 1,372,338 and Ps. 1,334,126 and includes Ps. 759,834 and Ps. 783,999, respectively, of collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

C.    Other assets
At June 30, 2023 and December 31, 2022, the balance of other assets was as follows:

	2023		2022
Payments in advance (1)	Ps.	16,791,154	Ps.	26,515,825
Other	3,337,753		2,565,824
Insurance	1,612,105		1,621,076
Total other assets	Ps.	21,741,012	Ps.	30,702,725
(1)Mainly advance payments to contractors for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco through PTI ID.

NOTE 16.    DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2023 published in the Official Gazette of the Federation on November 14, 2022, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 27,068,400 and an external net debt up to U.S.$142,200. PEMEX can incur additional internal or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.
During the period from January 1 to June 30, 2023, PEMEX participated in the following financing activities:

•On January 6, 2023, Petróleos Mexicanos entered into a credit line amounting to U.S.$50,000, bearing interest at a floating rate linked to 90-day SOFR plus 300 basis points, maturing in July 2023.
•On January 13, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 4,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 365 basis points, maturing in January 2024.
•On January 23, 2023, Petróleos Mexicanos amended the maturity and interest rate of a credit contract of U.S.$750,000, to an interest floating rate linked to 90-day SOFR plus 350 basis points plus and adjustment for the change in the reference to 26 basis points, maturing in July 2024.
•On January 27, 2023, Petróleos Mexicanos entered into a new revolving credit line for Ps. 4,000,000, bearing interest at a floating rate linked to 91-day TIIE plus 310 basis points, maturing in September 2023.
•On January 27, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 4,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 275 basis points, maturing in October 2023.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

•On January 31, 2023, Petróleos Mexicanos issued U.S.$2,000,000 of its 10.00% Notes due 2033 under its U.S.$125,000,000 Medium-Term Notes Program, Series C. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.
•On February 1, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 3,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 275 basis points, maturing in May 2023.

•On February 17, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$11,362 bearing interest at a floating rate linked to 30-day SOFR plus 175 basis points, maturing in February 2024.

•On February 22, 2023, Petróleos Mexicanos entered into a new revolving credit line for Ps. 5,000,000, in two tranches:

–Ps. 2,000,000, bearing interest at a floating rate linked to 91-day TIIE plus 320 basis points, maturing in July 2023.
–Ps. 3,000,000, bearing interest at a floating rate linked to 91-day TIIE plus 325 basis points, maturing in August 2023.

•On February 24, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 200 basis points, maturing in August 2023.

•On February 24, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.250,000 bearing interest at a floating rate linked to 28-day TIIE plus 235 basis points, maturing in February 2024.

•On February 24, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 360 basis points, maturing in February 2024.

•On February 28, 2023, Petróleos Mexicanos entered into a new term loan credit facility for U.S.$150,000, bearing interest at a floating rate linked to 90-day SOFR plus 450 basis points, maturing in February 2025.

•On March 13, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$200,000 bearing interest at a fixed rate of 10.375%, maturing in March 2033.

•On March 16, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$537,500 bearing interest at a fixed rate of 10.375%, maturing in March 2033.

•On March 28, 2023, Petróleos Mexicanos obtained Ps.9,225,000 related to Monetization of Government Bonds, maturing in February 2024.

•On April 27, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 3,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 200 basis points, maturing in October 2023.
•On April 28, 2023, Petróleos Mexicanos withdrew Ps. 2,000,000 from a revolving credit line bearing interest at a floating rate linked to 91-day TIIE plus 350 basis points, maturing in September 2023.
•On May 15, 2023, Petróleos Mexicanos withdrew Ps. 2,000,000 from a revolving credit line bearing interest at a floating rate linked to 91-day TIIE plus 340 basis points, maturing in September 2023.
•On May 24, 2023, Petróleos Mexicanos entered into a credit line to Ps. 19,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 200 basis points, maturing in May 2024.
•On June 2, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,500,000 bearing interest at a floating rate linked to 28-day TIIE plus 240 basis points, maturing in September 2023.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

•On June 15, 2023, Petróleos Mexicanos withdrew Ps. 2,500,000 from a revolving credit line bearing interest at a floating rate linked to 91-day TIIE plus 350 basis points, maturing in November 2023.
•On June 15, 2023, Petróleos Mexicanos withdrew Ps. 2,000,000 from a revolving credit line bearing interest at a floating rate linked to 91-day TIIE plus 350 basis points, maturing in October 2023.
•On June 28, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 3,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 240 basis points, maturing in September 2023.

As of June 30, 2023, PEMEX had U.S.$7,664,000 and Ps. 29,500,000 in credit lines in order to provide liquidity. As of June 30, 2023, the peso-denominated credit lines were fully drawn and U.S.$4,000 were available under U.S. dollar-denominated credit lines.
All the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.
As of December 31, 2022, the outstanding amount under PMI Trading's revolving credit line was U.S.$162,866. From January 1 to June 30, 2023, PMI Trading obtained U.S.$511,209 from its revolving credit line and repaid U.S.$541,555. As of June 30, 2023, the outstanding amount under this revolving credit line was U.S.$132,520 and the available amount was U.S.$92,480.
The following table presents the roll-forward of total debt of PEMEX for each of the six-month periods ended June 30, 2023 and 2022, which includes short and long-term debt:

	As of June 30,
	2023 (1)		2022 (1)
Changes in total debt:
At the beginning of the year	Ps.	2,091,463,996	Ps.	2,249,695,894
Loans obtained - financing institutions	431,659,853		555,341,258
Debt payments	(436,838,825)		(565,601,629)
Accrued interest (2)(3)	75,414,835		64,077,989
Interest paid	(75,009,928)		(67,056,203)
Foreign exchange	(200,072,975)		(76,258,744)
At the end of the period	Ps.	1,886,616,956	Ps.	2,160,198,565
(1)These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as, Multiple Services Contracts), which do not generate cash flows.
(2)During 2023, includes Ps. 164,064 of premiums and awards amortizations; Ps. (984,320) of fees and expenses related to the issuance of debt and amortized cost of Ps. 1,310,414.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

(3)During 2022, includes Ps. 212,540 of premiums and awards amortizations; Ps. (355,978) of fees and expenses related to the issuance of debt and amortized cost of Ps. 5,314,601.

As of June 30, 2023 and 2022, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	June 30, 2023	June 30, 2022
U.S. dollar	17.0720	19.9847
Japanese yen	0.1183	0.1466
Pounds sterling	21.5977	24.3531
Euro	18.6443	21.0219
Swiss francs	19.0535	20.8880
NOTE 17.    PROVISIONS FOR SUNDRY CREDITORS
At June 30, 2023, and December 31, 2022, the provisions for sundry creditors and others is as follows:

	June 30, 2023		December 31, 2022
Provision for plugging of wells (Note 13)	Ps.	60,915,126	66,699,388
Provision for trails in process (Note 19)	9,340,511		10,533,137
Provision for environmental costs	12,320,339		11,914,160
	Ps.	82,575,976	89,146,685
NOTE 18.    EQUITY (DEFICIT)
A.    Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
For the six-month period ended June 30, 2023, Petróleos Mexicanos received Ps. 17,700,000 in Certificates of Contribution “A” from the Mexican Government.
For the twelve-month period ended December 31, 2022, Petróleos Mexicanos received Ps. 188,306,717 in Certificates of Contribution “A” from the Mexican Government of which Ps. 129,018,286 were designated for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco; Ps. 45,437,539 for the strengthening of financial position and Ps. 13,850,892 for the rehabilitation plan of the National Refining System.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2021	Ps.	841,285,576
Increase in Certificates of Contribution “A” during 2022	188,306,717
Certificates of Contribution “A” as of December 31, 2022	Ps.	1,029,592,293
Increase in Certificates of Contribution “A” during 2023	17,700,000
Certificates of Contribution “A” as of June 30, 2023	Ps.	1,047,292,293
Mexican Government contributions made in the form of Certificates of Contribution “A” during 2023 totaled Ps. 17,700,000 and were designated for the construction of the Olmeca Refinery in Dos Bocas, for the strengthening of Fertilizers chain and the rehabilitation plan of the National Refining System, as follows:

Date	Construction of the Olmeca Refinery		Strengthening of Fertilizers chain	Rehabilitation Plan of the refineries
January 19	Ps.	—	600,000	—
January 30	—		600,000	—
February 23	6,000,000		—	—
March 16	—		—	10,500,000
Total	Ps.	6,000,000	1,200,000	10,500,000
B.    Mexican Government contributions

During the six-month period ended June 30, 2023, there were no Mexican Government contributions apart from Certificates of Contribution “A”.

During the twelve-month period ended December 31, 2022, Petróleos Mexicanos received a grant from the FONADIN in the amount of Ps. 23,000,000 for the acquisition of the remaining 50.005% interest in DPRLP (see Note 12).

C.    Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
As of June 30, 2023 and December 31, 2022, there were no changes to the legal reserve.
D.    Accumulated other comprehensive result

As of June 30, 2023, the discount rate related to the liability for employee benefits carried by PEMEX was 9.21% , similar to the discount rate as of December 31, 2022 of 9.39%. Therefore, PEMEX did not make any adjustments in actuarial gains and losses.

For the six-month period ended June 30, 2022, PEMEX recognized net actuarial gains in other comprehensive income (loss) of Ps. 158,392,790; which is presented net of deferred income tax for Ps. (10,556,152), related to retirement and

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

post-employment benefits. The variation related to retirement and post-employment benefits was the result of an increase in the discount and return on plan assets rates from 8.46% as of December 31, 2021 to 9.40% as of June 30, 2022.
E.    Accumulated deficit from prior years
PEMEX has recorded negative earnings in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.
F.    Uncertainty related to going concern
The condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in normal course of business. However, substantial doubt about PEMEX’s ability to continue as a going concern exists.
Facts and conditions
PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fully fund its operations and capital expenditure programs, which have been partially supported by the Mexican Government's equity contributions. In addition, PEMEX´s working capital has deteriorated in recent years.
In 2022 and 2023, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by the effects of COVID-19, concerns around our operating performance and the Mexican government’s ability and willingness to provide us with additional liquidity, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2023. These conditions have negatively impacted PEMEX´s financial performance and also its liquidity position.
As of June 30, 2023 and 2022 PEMEX recognized net income of Ps. 82,159,155 and Ps. 247,649,107, respectively. In addition, as of June 30, 2023 and December 31, 2022, PEMEX had a negative equity of Ps. (1,721,218,453), and Ps. (1,768,822,225), respectively, mainly due to continuous net losses in prior years, and a negative working capital of Ps. 517,157,488 and Ps. 401,842,480, as of June 30, 2023 and December 31, 2022, respectively.
PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2023 authorized PEMEX to have a negative financial balance budget of Ps. zero. This shortfall does not consider payments of principal of PEMEX’s debt due in 2024 which will be covered by financing activities that do not represent a net debt in terms of public debt greater than Ps. 29,912,400. PEMEX has short-term debt principal maturities (including interest payable) of Ps.516,455,816 as of June 30, 2023.
The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Actions
PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:
The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022, remains through 2024, which allows PEMEX to substantially recover the value of the difference between the sale price and its international reference price, when in a scenario of oil and diesel, these are limited to the effects of inflation in the country.
The reduction of the profit-sharing duty rate remains in 40.0% for 2023, the same as in 2022.

During the six-month period ended June 30, 2023, PEMEX received equity contributions of Ps. 17,700,000 and issued notes totaling Ps. 41,200,000.

In addition, PEMEX has plans to raise funds from the markets in accordance with prevailing conditions, to refinance its debt.
Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities and loans guaranteed by export credit agencies. PEMEX also established in conjunction with development and commercial banks Cadenas Productivas PEMEX Plus (Productive Chains Plus Program) to aid for the payment to suppliers and contractors. PEMEX's ability to refinance its short-term debt depends on factors beyond its control.
The Revenue Law for 2023 also authorized PEMEX to incur a net additional indebtedness up to Ps. 29,912,400 (Ps. 27,068,400 and U.S.$142,200), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance of zero in 2023.
PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.
On December 13, 2022, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2023-2027 (the “2023-2027 Business Plan”).
Prices of crude oil, natural gas and petroleum products showed a recovery in 2022, and they are expected to continue recover during 2023. In addition, if international values for the Mexican oil price were higher than the average price of U.S.$68.7 per barrel, the price on which the zero financial balance was built, this additional revenue would enable PEMEX to achieve its business plan objectives more quickly.
Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.
As a reference, PEMEX prepared its consolidated financial statements as of June 30, 2023 and December 31, 2022 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.
G.    Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

As of June 30, 2023 and December 31, 2022 non-controlling interest represented (losses) of Ps. (326,135), and Ps. (288,610), respectively, in PEMEX’s equity (deficit).
NOTE 19.    CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings since an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of June 30, 2023 and December 31, 2022, PEMEX had accrued a reserve of Ps. 9,340,511 and Ps. 10,533,137, respectively, for these contingent liabilities.
As of June 30, 2023, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, no amount was granted in favor of the plaintiffs, among others. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022 a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On October 18, 2019, the Sala Regional Peninsular (“Regional Peninsular Court”) of the Tribunal Federal de Justicia Administrativa (“Federal Justice Administrative Court”) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim (91/19-16-01-9) filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract (no. 428814828) be declared null and void and seeking U.S.$137,300 for expenses and related damages, among other claims. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. On March 28, 2020, a notification dated February 10, 2020, was received in which the extended claim was admitted. On February 10, 2020, the expert appointed by the plaintiff was accepted. On February 18, 2020, an extension requested by the accounting expert appointed by Pemex Exploration and Production was accepted and his opinion was filed and ratified on August 11, 2020. On June 1, 2021, an independent expert was designated. On September 30, 2021, a resolution was issued, which declared that all evidence has been filed. On October 15, 2021, the parties filed their pleadings. On November 9, 2021, this stage closed. On June 8, 2022, the Regional Peninsular Court sent the file to the Superior Court due to the amount involved in this claim. On August 22, 2022,

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

the Regional Peninsular Court was informed that the Superior Court refused to attract this claim and on December 2, 2022 it was notified that the amparo was denied. On December 8, 2022, a complaint was filed against this resolution, which as of this date is still pending to be admitted. The Regional Peninsular Court, through a resolution dated December 5, 2022, revoked the resolution admitting the extended claim and the pleadings. The plaintiff filed a motion against this resolution, which was notified to Pemex Exploration and Production on March 21, 2023. Pemex Exploration and Production filed a response to this motion on March 30, 2023. On February 22, 2023 the Regional Peninsular Court requested the Superior Court to attract this claim. On March 21, 2023, Pemex Exploration and Production was notified a claim motion filed by the plaintiff against the resolution by which the claim was not extended. Pemex Exploration and Production filed a response to this claim motion on March 30, 2023, which was accepted by the Court on April 11, 2023. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S.$113,582 and Ps. 14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among other for an amount of Ps. 3,084,975. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 1, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the Primera Sección de la Sala Superior (First Section of the Superior Court) denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps. 5,852,222, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Tech Man Group, S.A. de C.V. filed an administrative claim (7804/18-17-09-8) against Pemex Industrial Transformation seeking Ps. 2,009,598 for, among other things, payment of expenses and penalties in connection

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

with a public works contract (CO-OF-019-4008699-11) before the Tribunal Fiscal de Justicia Administrativa (Fiscal Court of Administrative Justice). On June 25, 2019, a response was filed by Pemex Industrial Transformation as well as a motion against the admission of the claim, which was accepted. On October 2, 2019, the opinion of the accounting and construction experts submitted by the defendant was filed. On February 17, 2020 Pemex Industrial Transformation requested the Fiscal Court of Administrative Justice to appoint a new accounting expert since the previous appointed expert rejected his designation. The independent construction expert filed his opinion on March 2, 2020. On August 7, 2020, the Novena Sala Regional Metropolitana (Ninth Region Metropolitan Court) of the Federal Justice Court appointed an independent accounting expert who filed his report on December 7, 2020. The parties also filed their pleadings. On March 30, 2022, the Superior Court of the Fiscal Court of Administrative Justice stated that the claim was filed untimely. On June 1, 2022, the plaintiff filed an amparo against this resolution. On July 8, 2022, representations were filed under the amparo (437/2022) before the Décimo Quinto Tribunal Colegiado en materia Administrativa del Primer Circuito (Fifteenth Administrative Joint Court of the First Circuit). This claim was concluded by a resolution favorable to Pemex Industrial Transformation. On June 12, 2023, the Décimo Segundo Tribunal Colegiado de Circuito (Twelfth Joint Court of Circuit) ordered the file to be archived since this claim has concluded.
The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 20.    SUBSEQUENT EVENTS
A.    Recent financing activities
During the period from July 1 to August 31, 2023, 2023, PEMEX participated in the following financing activities:
•On July 21, 2023, Petróleos Mexicanos withdrew Ps. 1,500,000 from a revolving credit line bearing interest at a floating rate linked to 91-day TIIE plus 350 basis points, maturing in November 2023.
•On August 28, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 2,000,000 bearing interest rate linked to 28-day TIIE plus 230 basis points, maturing in February 2024.
As of June 30, 2023, the outstanding amount under the PMI Trading revolving credit line was U.S.$ 132,520. From July 1 to August 31, 2023, PMI Trading obtained U.S.$ 48,174 from its revolving credit line and repaid U.S.$ 36,087. As of August 31, 2023, the outstanding amount under this revolving credit line was U.S.$ 144,607. The available amount under this revolving credit lines was U.S.$ 80,393 as of August 31, 2023.
As of August 31, 2023, PEMEX had U.S.$7,664,000 and Ps. 29,500,000 in credit lines in order to provide liquidity. As of August 31, 2023 the peso-denominated credit lines were fully drawn and U.S.$4,000 are available under U.S. dollar-denominated credit lines.
B.    Exchange rates and crude oil prices
As of August 31, 2023, the Mexican peso-U.S. dollar exchange rate was Ps. 16.8402 per U.S. dollar, which represents a 1.4% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2023, which was Ps. 17.0720 per U.S. dollar. This decrease in U.S. dollar exchange rate, has led to an estimate of Ps. 20,613,264 in PEMEX’s foreign exchange gains as of August 31, 2023.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

As of August 31, 2023, the weighted average price of the crude oil exported by PEMEX was U.S.$79.96 per barrel. This represents a price increase of approximately 22.8% as compared to the average price as of June 30, 2023, which was U.S.$65.14 per barrel.
C.    Exploration and Production

Nohoch-A

On July 7, 2023, a fire broke out at the Nohoch-A Processing Center and its compression platform in our Cantarell Field in the Bay of Campeche. The emergency stop system was activated and boats were sent to control the fire. 328 employees were working at the facility, of whom 321 were evacuated and 6 were injured. Unfortunately, two contractors lost their lives and one is still missing. The fire was controlled that same day and an investigation is being conducted to find the root cause.

The Nohoch-A fire halted the production of 700,000 barrels of crude oil equivalent (oil and gas) on the day of the incident, with 600,000 barrels of crude oil equivalent was being restored within 48 hours after the incident. As of the date of this report, production levels at Nohoch-A have been restored.

In August 2023, PEMEX recognized Ps. 10,066,649 of disposal of properties, plant and equipment in the statement of comprehensive income (loss) for the damaged assets. Once the investigation is complete PEMEX expects to receive insurance recovery, which it would recognize as other revenue.

D. Mexican Government Contributions

On July 26, 2023, Petróleos Mexicanos received Ps. 64,970,000 in Certificates of Contribution “A” from the Mexican Government through the Ministry of Energy, to help improve PEMEX’s financial position.

On August 10, 2023, Petróleos Mexicanos received Ps. 5,534,500 in Certificates of Contribution “A” from the Mexican Government through the Ministry of Energy and were designated for the construction of the Olmeca Refinery in Dos Bocas.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 21. SUBSIDIARY GUARANTOR INFORMATION

The following consolidating information presents: (i) condensed consolidated statements of financial position at June 30, 2023 and December 31, 2022 and (ii) condensed consolidated statements of comprehensive income (loss) and cash flows for the six-month periods ended June 30, 2023 and 2022, of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).

These condensed consolidated statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services (merged with Pemex Exploration and Production), Pemex Logistics (collectively, the “Subsidiary Guarantors”) and Pemex Ethylene (merged with Pemex Industrial Transformation) and Pemex Fertilizers (merged with Pemex Industrial Transformation) are 100% owned subsidiaries of the Mexican Government. The guarantees by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full, unconditional, joint and several. Pemex Ethylene, Pemex Fertilizers, and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”).

The Pemex Project Funding Master Trust (the “Master Trust”), which was a trust formed for the purpose of financing PEMEX’s projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of June 30, 2023, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S.$)
6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	U.S.$	1,750,000
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	491,175
8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	63,705
9.500% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	168,625
The following table sets forth, as of June 30, 2023, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S.$)
9.500% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	96,718
4.875% Notes due 2024	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	844,175
6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	999,000
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,560,521
5.500% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	640,357
6.375% Bonds due 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,199,747
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	626,143
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,124,403
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	635,449
6.875% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,502,771
4.625% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	895,444
6.750% Bonds due 2047	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	5,548,156
5.350% Notes due 2028	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,976,720
6.350% Bonds due 2048	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,574,041
6.500% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	4,006,043
5.950% Notes due 2031	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,777,381

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S.$)
6.490% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,538,374
6.840% Notes due 2030	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,345,538
6.950% Bonds due 2060	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,796,812
7.690% Bonds due 2050	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	8,047,831
6.500% Notes due 2029	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,204,708
6.875% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	901,836
8.750% Notes due 2029	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,908,685
6.700% Notes due 2032	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	6,779,842

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the Securities and Exchange Commission (“SEC”) outstanding as of June 30, 2023 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of June 30, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	13,449,953	Ps.	13,035,929	Ps.	37,629,318	Ps.	—	Ps.	64,115,200
Trade and other accounts receivable, derivative financial instruments and other current assets	45,494,295		159,384,502		97,315,803		—		302,194,600
Accounts receivable—inter-company	1,441,448,379		1,100,304,429		159,810,692		(2,701,563,500)		—
Inventories	2,062,759		71,239,937		39,099,315		—		112,402,011
Total current assets	1,502,455,386		1,343,964,797		333,855,128		(2,701,563,500)		478,711,811
Long-term receivables—intercompany	1,321,697,139		—		1,100,801		(1,322,797,940)		—
Investments in joint ventures and associates	(1,143,521,446)		260,075,333		224,794,947		660,438,648		1,787,482
Wells, pipelines, properties, plant and equipment-net	6,766,117		1,053,534,069		271,119,619		—		1,331,419,805
Long-term notes receivables	—		1,169,133		203,205		—		1,372,338
Right of use	1,336,586		43,038,014		3,095,300		—		47,469,900
Deferred taxes	52,304,373		109,798,541		5,822,206		—		167,925,120
Intangible assets	229,487		21,334,206		1,058,687		—		22,622,380
Mexican Government Bonds	52,869,024		—		—		—		52,869,024
Other assets	—		2,725,841		19,015,171		—		21,741,012
Total assets	Ps.	1,794,136,666	Ps.	2,835,639,934	Ps.	860,065,064	Ps.	(3,363,922,792)	Ps.	2,125,918,872
Liabilities
Current liabilities
Current portion of long-term debt	Ps.	455,756,643	Ps.	18,888,740	Ps.	41,810,433	Ps.	—	Ps.	516,455,816
Accounts payable—inter-company	1,372,320,401		1,232,761,337		96,411,470		(2,701,493,208)		—
Other current liabilities	38,764,449		370,931,458		69,717,576		—		479,413,483
Total current liabilities	1,866,841,493		1,622,581,535		207,939,479		(2,701,493,208)		995,869,299
Long-term debt	1,322,067,362		18,892,490		29,201,288		—		1,370,161,140
Long-term payables—inter-company	—		1,321,697,143		1,171,090		(1,322,868,233)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	326,120,130		1,134,140,214		20,846,542		—		1,481,106,886
Total liabilities	3,515,028,985		4,097,311,382		259,158,399		(4,024,361,441)		3,847,137,325
Equity (deficit), net	(1,720,892,319)		(1,261,671,448)		600,906,665		660,438,649		(1,721,218,453)
Total liabilities and equity	Ps.	1,794,136,666	Ps.	2,835,639,934	Ps.	860,065,064	Ps.	(3,363,922,792)	Ps.	2,125,918,872

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of December 31, 2022

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	14,809,052	Ps.	11,293,133	Ps.	38,312,326	Ps.	—	Ps.	64,414,511
Trade and other accounts receivable, derivative financial instruments and other current assets	61,562,752		197,610,993		78,288,125		—		337,461,870
Accounts receivable—inter-company	1,466,391,747		1,158,552,905		178,769,205		(2,803,713,857)		—
Inventories	1,695,679		79,127,255		45,195,463		—		126,018,397
Total current assets	1,544,459,230		1,446,584,286		340,565,119		(2,803,713,857)		527,894,778
Long-term receivables—intercompany	1,511,328,178		—		1,361,639		(1,512,689,817)		—
Investments in joint ventures and associates	(1,203,291,062)		269,011,476		231,429,045		704,894,507		2,043,966
Wells, pipelines, properties, plant and equipment-net	6,832,860		1,089,869,156		272,048,834		—		1,368,750,850
Long-term notes receivables	—		1,334,126		—		—		1,334,126
Right of use	1,631,407		44,352,154		3,537,286		—		49,520,847
Deferred taxes	51,156,380		113,857,491		6,618,687		—		171,632,558
Intangible assets	149,947		28,673,801		1,201,186		—		30,024,934
Mexican Government Bonds	63,653,260		—		—		—		63,653,260
Other assets	—		2,320,594		28,382,131		—		30,702,725
Total assets	Ps.	1,975,920,200	Ps.	2,996,003,084	Ps.	885,143,927	Ps.	(3,611,509,167)	Ps.	2,245,558,044
Liabilities
Current liabilities
Current portion of long-term debt	Ps.	398,101,726	Ps.	20,438,040	Ps.	47,407,917	Ps.	—	Ps.	465,947,683
Accounts payable—inter-company	1,423,626,118		1,293,390,155		86,538,902		(2,803,555,175)		—
Other current liabilities	31,085,188		346,977,135		85,727,252		—		463,789,575
Total current liabilities	1,852,813,032		1,660,805,330		219,674,071		(2,803,555,175)		929,737,258
Long-term debt	1,573,359,790		22,496,110		29,660,413		—		1,625,516,313
Long-term payables—inter-company	—		1,511,403,321		1,445,177		(1,512,848,498)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	318,280,995		1,124,420,120		16,425,583		—		1,459,126,698
Total liabilities	3,744,453,817		4,319,124,881		267,205,244		(4,316,403,673)		4,014,380,269
Equity (deficit), net	(1,768,533,617)		(1,323,121,797)		617,938,683		704,894,506		(1,768,822,225)
Total liabilities and equity	Ps.	1,975,920,200	Ps.	2,996,003,084	Ps.	885,143,927	Ps.	(3,611,509,167)	Ps.	2,245,558,044

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the six-month period ended June 30, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net revenues	Ps.	—	Ps.	964,612,744	Ps.	535,421,693	Ps.	(669,541,501)	Ps.	830,492,936
Services income	45,035,270		58,406,395		8,823,442		(110,162,204)		2,102,903
Total revenues	45,035,270		1,023,019,139		544,245,135		(779,703,705)		832,595,839
(Impairment) of wells, pipelines, properties, plant and equipment	—		(66,084,491)		—		—		(66,084,491)
Cost of sales	460,531		842,537,312		523,106,568		(733,559,272)		632,545,139
Gross income	44,574,739		114,397,336		21,138,567		(46,144,433)		133,966,209
Total general expenses	38,149,619		89,782,055		5,019,445		(45,977,299)		86,973,820
Other revenues (expenses), net	632,971		6,831,617		1,864,792		170,720		9,500,100
Operating income	7,058,091		31,446,898		17,983,914		3,586		56,492,489
Financing cost, net	(29,017,169)		(31,880,276)		(2,866,917)		(3,585)		(63,767,947)
Foreign exchange income (loss), net	(10,448,807)		236,709,116		4,415,823		—		230,676,132
Profit (loss) sharing in joint ventures and associates	113,450,915		2,500,777		31,397,239		(147,196,962)		151,969
Income (loss) before duties, taxes and other	81,043,030		238,776,515		50,930,059		(147,196,961)		223,552,643
Total taxes, duties and other	(1,147,993)		141,775,172		766,309		—		141,393,488
Net income for the year	82,191,023		97,001,343		50,163,750		(147,196,961)		82,159,155
Total other comprehensive result					(52,255,383)		—		(52,255,383)
Total comprehensive income (loss)	Ps.	82,191,023	Ps.	97,001,343	Ps.	(2,091,633)	Ps.	(147,196,961)	Ps.	29,903,772

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the six-month period ended June 30, 2022

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net revenues	Ps.	—	Ps.	1,443,712,261	Ps.	721,806,074	Ps.	(931,687,998)	Ps.	1,233,830,337
Services income	38,006,945		45,227,103		6,979,448		(86,945,780)		3,267,716
Total revenues	38,006,945		1,488,939,364		728,785,522		(1,018,633,778)		1,237,098,053
(Impairment) of wells, pipelines, properties, plant and equipment	—		63,845,672		282,438		—		64,128,110
Cost of sales	557,103		1,077,349,334		702,287,493		(981,395,847)		798,798,083
Gross income	37,449,842		475,435,702		26,780,467		(37,237,931)		502,428,080
Total general expenses	35,617,276		76,863,490		5,908,946		(37,168,849)		81,220,863
Other revenues (expenses), net	(139,960)		4,115,267		16,575,719		82,442		20,633,468
Operating income	1,692,606		402,687,479		37,447,240		13,360		441,840,685
Financing cost, net	(20,819,565)		(45,890,002)		(4,728,572)		(13,359)		(71,451,498)
Foreign exchange income (loss), net	(2,072,184)		82,984,658		537,697		—		81,450,171
Profit (loss) sharing in joint ventures and associates	267,989,641		(63,898)		59,705,752		(327,470,347)		161,148
Income (loss) before duties, taxes and other	246,790,498		439,718,237		92,962,117		(327,470,346)		452,000,506
Total taxes, duties and other	(1,126,984)		206,112,571		(634,188)		—		204,351,399
Net income for the year	247,917,482		233,605,666		93,596,305		(327,470,346)		247,649,107
Total other comprehensive result	35,179,430		123,195,199		(19,137,957)		—		139,236,672
Total comprehensive income (loss)	Ps.	283,096,912	Ps.	356,800,865	Ps.	74,458,348	Ps.	(327,470,346)	Ps.	386,885,779

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the six-month period ended June 30, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net income (loss)	Ps.	82,191,023	Ps.	97,001,343	Ps.	50,163,750	Ps.	(147,196,961)	Ps.	82,159,155
Income taxes and duties	(1,147,993)		141,775,172		766,309		—		141,393,488
Depreciation and amortization of wells, pipelines, properties, plant and equipment	283,832		54,269,423		2,237,923		—		56,791,178
Amortization of intangible assets	148,197		10,213		37,686		—		196,096
Impairment of wells, pipelines, properties, plant and equipment	—		66,084,491		—		—		66,084,491
Capitalized unsuccessful wells	—		1,437,971		—		—		1,437,971
Unsuccessful wells from intangible assets	—		15,667,953		—		—		15,667,953
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	14		1,266,601		2,188,331		—		3,454,946
Depreciation of rights of use	294,821		1,912,430		178,326		—		2,385,577
Cancellation of leases	(124,191)		—		1,512		—		(122,679)
Discount rate of reserve for well abandonment	—		2,024,600		—		—		2,024,600
Loss (profit) sharing in joint ventures and associates	(113,450,915)		(2,001,116)		(29,884,071)		145,184,133		(151,969)
Unrealized foreign exchange loss (income)	(190,694,401)		(15,016,726)		(7,084,940)		—		(212,796,067)
Interest expense	65,163,379		6,312,376		3,305,062		—		74,780,817
Interest income	(5,953,863)		(1,679,381)		(591,287)		—		(8,224,531)
Duties and taxes	370,291		(91,561,760)		(1,820,648)		—		(93,012,117)
Accounts receivable, inventories, accounts payable, DFIs and provisions	6,637,569		32,450,467		(26,722,671)		—		12,365,365
Employee benefits	8,076,244		21,866,558		28,910		—		29,971,712
Inter-company charges and deductions	(27,299,944)		33,634,743		40,121,439		(46,456,238)		—
Cash flows from (used in) operating activities	(175,505,937)		365,455,358		32,925,631		(48,469,066)		174,405,986
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(671,888)		(102,774,574)		(35,080,639)		—		(138,527,101)
Other assets and other receivables	1,287,803		1,965,057		8,475,608		—		11,728,468
(Increase) decrease due to Inter-company investing	243,312,338		—		260,838		(243,573,176)		—
Cash flows (used in) from investing activities	243,928,253		(100,809,517)		(26,344,193)		(243,573,176)		(126,798,633)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	17,700,000		—		—		—		17,700,000
Collection and interest collected from the Mexican Government	32,449,191		—		—		—		32,449,191
Lease payments of principal and interest	(331,046)		(3,243,395)		(400,933)		—		(3,975,374)
Loans obtained from financial institutions	186,742,632		16,948,432		227,968,789		—		431,659,853
Debt payments, principal only	(184,323,260)		(21,434,858)		(231,080,707)		—		(436,838,825)
Interest paid	(70,713,213)		(4,838,220)		541,505		—		(75,009,928)
Inter-company increase (decrease) financing	(51,305,719)		(250,335,004)		9,598,481		292,042,242		—
Net cash flows from (used in) financing activities:	(69,781,415)		(262,903,045)		6,627,135		292,042,242		(34,015,083)
Net increase (decrease) in cash and cash equivalents	(1,359,099)		1,742,796		13,208,573		—		13,592,270
Effects of foreign exchange on cash balances	—		—		(13,891,581)		—		(13,891,581)
Cash and cash equivalents at the beginning of the year	14,809,052		11,293,133		38,312,326		—		64,414,511
Cash and cash equivalents at the end of the year	Ps.	13,449,953	Ps.	13,035,929	Ps.	37,629,318	Ps.	—	Ps.	64,115,200

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the six-month period ended June 30, 2022

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net income	Ps.	247,917,481	Ps.	233,605,670	Ps.	93,596,303	Ps.	(327,470,347)	Ps.	247,649,107
Income taxes and duties	(1,126,984)		206,112,571		(634,188)		—		204,351,399
Depreciation and amortization of wells, pipelines, properties, plant and equipment	282,795		65,843,669		3,287,529		—		69,413,993
Amortization of intangible assets	90,962		11,315		27,338		—		129,615
Impairment (reversal of impairment) of wells, pipelines, properties, plant and equipment	—		(63,845,672)		(282,438)		—		(64,128,110)
Capitalized unsuccessful wells	—		6,716,632		—		—		6,716,632
Unsuccessful wells from intangible assets	—		4,539,894		—		—		4,539,894
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	370,097		724,903		919,611		—		2,014,611
Depreciation of rights of use	33,486		2,366,899		394,837		—		2,795,222
(Gains) on bargain purchase of business acquisition	—		—		(1,271,188)		—		(1,271,188)
Reclassification of translation effect	—		—		(10,383,296)		—		(10,383,296)
Unrealized foreign exchange loss of reserve for well abandonment	—		1,614,548		—		—		1,614,548
(Profit) sharing in joint ventures and associates, net	(330,165,023)		(2,227)		(158,921)		330,165,023		(161,148)
Unrealized foreign exchange (income)	(73,703,064)		(4,295,069)		(2,030,093)		—		(80,028,226)
Interest expense	59,059,878		3,265,559		1,921,618		—		64,247,055
Interest income	(5,876,560)		(11,383,187)		(44,963)		—		(17,304,710)
Duties and taxes	(10,851,498)		(193,586,129)		837,675		—		(203,599,952)
Accounts receivable, inventories, accounts payable, DFIs and provisions	60,410,925		(65,380,653)		(73,693,349)		—		(78,663,077)
Employee benefits	11,840,994		17,460,537		38,577		—		29,340,108
Inter-company charges and deductions	668,386,708		(201,809,802)		15,295,044		(481,871,950)		—
Cash flows from (used in) operating activities	626,670,197		1,959,458		27,820,096		(479,177,274)		177,272,477
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(305,827)		(93,002,643)		(45,871,778)		—		(139,180,248)
Other assets and other receivables	710,592		1,795,627		(43,101,317)		—		(40,595,098)
(Increase) decrease due to Inter-company investing	47,828,170		—		300,081		(48,128,251)		—
Cash flows (used in) from investing activities	48,232,935		(91,207,016)		(88,673,014)		(48,128,251)		(179,775,346)
Financing activities:
Increase in equity due to Certificates of Contribution “A” and proceeds from FONADIN grants	113,437,539		—		—		—		113,437,539
Collection and interest collected from the Mexican Government	3,411,432		—		—		—		3,411,432
Lease payments of principal and interest	(200,877)		(4,797,046)		(398,194)		—		(5,396,117)
Loans obtained from financial institutions	166,249,869		—		349,427,981		—		515,677,850
Debt payments, principal only	(212,579,746)		(15,559,285)		(337,462,598)		—		(565,601,629)
Interest paid	(64,812,821)		(2,033,767)		(209,615)		—		(67,056,203)
Inter-company increase (decrease) financing	(697,735,211)		118,779,986		51,649,700		527,305,525		—
Net cash flows from (used in) financing activities:	(692,229,815)		96,389,888		63,007,274		527,305,525		(5,527,128)
Net increase (decrease) in cash and cash equivalents	(17,326,683)		7,142,330		2,154,356		—		(8,029,997)
Effects of foreign exchange on cash balances	—		—		(3,544,233)		—		(3,544,233)
Cash and cash equivalents at the beginning of the year	34,690,405		6,157,869		35,658,173		—		76,506,447
Cash and cash equivalents at the end of the year	Ps.	17,363,722	Ps.	13,300,199	Ps.	34,268,296	Ps.	—	Ps.	64,932,217